   As filed with the Securities and Exchange Commission on February 14, 2000

                                                               File No._________
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     -------------------------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                     -------------------------------------

                          WORLD COMMERCE ONLINE, INC.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

            Delaware                                              52-2205697
---------------------------------                            -------------------
  (State or Other Jurisdiction                                 (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)

                              9677 Tradeport Drive
                             Orlando, Florida 32827
                                 (407) 240-8999
              ----------------------------------------------------
              (Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Principal Executive Offices)

                               -----------------

                          Copies of communications to:

         Randolph H. Fields, Esq.                             Mark E. Patten
         Greenberg Traurig, P.A.                       World Commerce Online, Inc.
     111 N. Orange Avenue, 20th Floor                      9677 Tradeport Drive
          Orlando, Florida 32801                          Orlando, Florida 32827
(407) 420-1000 / (407) 420-5909 (Telecopy)      (407) 240-8999 / (407) 240-9228 (Telecopy)

                     -------------------------------------

       Securities to be Registered Pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange on Which
Title of Each Class to be so Registered           Each Class is to be Registered
---------------------------------------           ------------------------------
               None                                            None

       Securities to be Registered Pursuant to Section 12(g) of the Act:

                         Common Stock ($.001 Par Value)
                         ------------------------------
                                (Title of Class)

================================================================================

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS REGISTRATION STATEMENT. THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT IS ACCURATE ONLY AS OF THE DATE OF THIS REGISTRATION STATEMENT. IN THIS REGISTRATION STATEMENT, REFERENCES TO "WORLD COMMERCE," "THE COMPANY," "WE," "OUR" AND "US" REFER TO WORLD COMMERCE ONLINE, INC.

                         ------------------------------

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
Item 1. Business..................................................................................................1

         Corporate History and Development.......................................................................19
         Risk Factors............................................................................................19
         Cautionary Note Regarding Forward-Looking Statements....................................................29

Item 2. Financial Information....................................................................................30

         Selected Financial Data.................................................................................30
         Management's Discussion and Analysis of Financial Condition and Results of Operations...................31

Item 3. Properties...............................................................................................37

Item 4. Security Ownership of Certain Beneficial Owners and Management...........................................38

Item 5. Directors and Executive Officers.........................................................................40

Item 6. Executive Compensation...................................................................................43

Item 7. Certain Relationships and Related Transactions...........................................................48

Item 8. Legal Proceedings........................................................................................50

Item 9. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters..............51

Item 10. Recent Sales of Unregistered Securities.................................................................52

Item 11. Description of Registrant's Securities..................................................................54

Item 12. Indemnification of Directors and Officers...............................................................59

Item 13. Financial Statements and Exhibits.......................................................................60

Index To Financial Statements...................................................................................F-1

         All statements, trend analyses and other information contained in this registration statement regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements within the meaning of the federal securities laws, relating to, among other things, our future prospects and financial performance, expansion plans, business strategies and their intended results. Individuals considering an investment in the Company are cautioned that these forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this registration statement and our actual results of operations may differ significantly from those contained in the forward-looking statements because of those risks. The cautionary statements made in this registration statement apply to all forward-looking statements wherever they appear in this registration statement.

ITEM 1. BUSINESS

OVERVIEW

         We provide Internet-based business-to-business electronic commerce, or B2B e-commerce, solutions for the global perishable products industries. Our B2B e-commerce solutions, which we refer to as Global Trade Communities, enable our customers within the targeted vertical supply chains to utilize the Internet to execute commercial transactions, access comprehensive industry information and, access communication tools. Our Global Trade Communities consist of proprietary and licensed software, hardware and the related technical services necessary to support our customers that are executing transactions with the implementation and use of our Global Trade Communities. Our Global Trade Communities offer a broad range of Internet-based technology including basic Internet storefronts for advertising, e-mail and messaging tools for communications, and complex trading systems that enable our customers to buy and sell product in a secure e-commerce network. Our Global Trade Communities are designed to be the Internet-based conduit for our customers to interact and transact business.

         Through our wholly-owned subsidiary, World Commerce Online-Floraplex, Inc., we have designed and implemented our first Global Trading Community, Floraplex(TM) for the estimated $150 billion global floriculture industry. Through our wholly-owned subsidiary, World Commerce Online-FreshPlex, Inc., we have designed our second Global Trading Community, FreshPlex(TM), for the estimated $550 billion global fresh produce industry. We believe Floraplex and FreshPlex will provide significant benefits to supply chain participants and industry professionals, by creating efficiency and improving the effectiveness of sales, marketing and distribution of perishable products.

         We believe the worldwide perishable products industries are well-suited for our Global Trade Communities due to the following characteristics:

         o Highly fragmented market of buyers and sellers;
         o Large transaction volumes;
         o Inefficiencies in the supply chain and related cost structure;
         o Large variety of non-homogeneous products;
         o The time-sensitive nature of perishable products with regard to the relationship between quality and pricing;
         o Large number of buyers and sellers; and
         o Highly fragmented industry information, including product varieties and pricing.

INDUSTRY BACKGROUND

         THE INTERNET AND E-COMMERCE

         The Internet has emerged as potentially the most significant force in global commerce, communication and information for businesses as well as consumers. International Data Corporation, or IDC, estimates the number of Internet users will grow from nearly 150 million at the end of 1998 to approximately 500 million by 2002. The dramatic increase in the number of users as well as the enhanced sophistication of content and capability have transformed the Internet from a one-dimensional medium for information and marketing to a complex tool for conducting business and facilitating communication. The evolution of Internet acceptance and functionality parallels the shift of the medium as primarily a tool for business-to-consumer, or B2C, interaction and commerce to a business-to-business, or B2B, model that offers business organizations significant strategic opportunities. The strategic opportunity for B2B e-commerce includes the ability of a business to leverage resources to reach a global customer base, deliver customized content and open new or expand existing channels of connectivity for distribution and sourcing. In addition, B2B e-commerce enables companies to streamline complex, often manual, processes, lower costs, and enhance productivity. The following highlights are indicative of the significant growth projected for e-commerce:

         o According to IDC, B2B e-commerce is projected to grow to $1.5 trillion by 2003.
         o According to Jupiter Communications, Internet advertising expenditures are expected to grow from an estimated $1.9 billion in 1998 to $7.7 billion in 2002 while B2B advertising is projected to grow from just under $300 million in 1998 to $2.6 billion in 2002.

         B2B e-commerce impacts the fundamental business practices of an enterprise. B2B e-commerce solutions alter the nature of business relationships with suppliers, partners, customers and, frequently, competitors. In addition, the B2B e-commerce solution often represents significant automation to processes and workflows that were traditionally paper-based and phone-based practices. The magnitude of the B2B e-commerce transformation on a business operation is heavily influenced by the level of requisite integration of the B2B e-commerce solution with the business' existing information systems. The integration process introduces elements of complexity, cost and timing that will be affected by the relative sophistication of the business participant. B2B e-commerce integration and transformation inherently requires training of personnel and provision of an ongoing customer service capability. The adoption, selection and implementation of a B2B e-commerce solution represents a significant strategic decision and level of commitment for a business. Consequently, we believe the costs of switching to an alternative B2B e-commerce solution would likely be high.

         B2B e-commerce models are being introduced in a large number of industries. We believe that the B2B e-commerce solution designed to provide measurable value by providing strategic advantage and the opportunity of improved automation, reduced costs and increased productivity has the greatest potential for acceptance and adoption. We believe the potential adoption rate will be greatest in industries characterized by a highly fragmented network of supply chain participants, an inefficient supply chain with related inefficient cost structure, large transaction volume, a large number of buyers and sellers and a high level of user acceptance of the Internet or desire to be Internet-enabled.

         THE FLORICULTURE MARKET

         The estimated $150 billion global floriculture market encompasses the production, distribution and marketing of ornamental products and raw materials as well as consumer-ready products, fresh cut flowers and greens, bulbs, bedding plants, perennials, trees, potted plants and floral-related hard-goods, including vases, glassware, and foam as well as tools and supplies. Through a network of growers, manufacturers, importers, brokers, and wholesalers, flowers are delivered from growing regions around the world to retail florists and mass-market distributors such as supermarkets and discount stores. The estimated $150 billion global floriculture market represents the cumulative transaction volume at each B2B supply chain segment (e.g., grower to wholesaler) as well as the B2C volume (retailer to consumer). The global market is comprised of the following three geographic markets:


                         ESTIMATED
                          MARKETS                                     % SUPPLIED TO GEOGRAPHIC
MARKETS                   SIZE(7)         SUPPLIERS                            MARKET
------------------  --------------------  --------------------------  ------------------------
Europe (1)                  $98B          Holland(4)                            40%
                                          Germany(4)                            15%
                                          Africa(5)                             10%
                                          Middle East(5)                        14%
                                          Italy(6)                               9%
                                          Spain(5)                               5%
                                          Denmark(6)                             5%
                                          Colombia & Ecuador(5)                  3%

Americas(2)                 $30B          Colombia(5)                           70%
                                          Ecuador(5)                            12%
                                          Holland(5)                            13%
                                          Caribbean & other Latin
                                          America(5)                             5%

Asia(3)                     $22B          Thailand(5)                           23%
                                          Taiwan(5)                             16%
                                          New Zealand(4)                        15%
                                          China(4)                              14%
                                          Singapore(5)                           9%
                                          Other(4)                              23%

--------------------
(1) The vast majority of supply in the European market is channeled through the auction system in Holland. The auction system is a unique component of the European market providing logistics functions and financial credit and payment services. The auctions are sales cooperatives that are associations of Dutch growers.
(2) Over 85% of product supply imported into the U.S. is handled through importers in Miami, Florida on a consignment basis.
(3) The significant majority of product produced in these markets is consumed within the market of origin.
(4) Broad range of floriculture products.
(5) Primarily fresh cut flower product.
(6) Primarily potted plants (shrubs/trees).
(7) Estimates based upon data from University of Hannover, Hortimarc B.V., and the United States Department of Agriculture.

         At each stage of the distribution chain, the pricing of cut flowers varies both with supply and demand, as well as quality and freshness. Inherently, fresh products have to be sold or at least delivered to a buyer immediately after harvesting. In Europe this problem is addressed by the auction system using a clock as the pricing mechanism between demand and supply. Growers deliver their products to the auction where the products are sold 'at the clock'. The auction system essentially guarantees that nearly all offered products are sold although the price can vary enormously. In the Americas, growers, like Colombian and Ecuadorian growers, send a significant majority of their products on consignment to the buyers/importers in Miami with the expectation that the market will generate a fair price dependant upon conditions of supply or demand. Generally, the freshest, most consistent and highest-quality flowers command the highest prices. A key contributing factor impacting prices is brand recognition relative to the grower as well as the growing region. Thus, the distribution system effectively rewards the growers that produce the best product, the importers and brokers that clear and match product with buyers most efficiently, and the wholesalers and bouquet-producing companies that distribute product most effectively while efficiently bringing a quality product to market.

         The distribution channel in the floriculture industry is highly fragmented. The majority of suppliers are small, family-owned farms that operate from a single location or from a small number of outlets in a single region. However, in the Americas market we estimate that more than 50% of the imported product in fresh cut flowers is grown or distributed by two corporate operations, including Dole Fresh Flowers. Floral products have historically been sold at retail through a large number of traditional retail florists. Currently, more consumers have begun to purchase floral products from mass-market retailers such as supermarkets, discount retailers and chain stores. According to estimates of the Floral Index, sales in the retail segment of the U.S. floriculture industry totaled approximately $15 billion in 1999, of which $7 billion is fresh cut flowers, with mass-market retailers generating approximately 50% of the retail sales.

         The floriculture industry is built on production cycles, not on traditional, market-driven sales operations. An increasing number of growers are producing product year around, in part, to mitigate the impact of seasonality on their operations and achieve standardized quality for their buyers. The current supply chain utilizes telephones and facsimiles to execute transactions. Growers or importers fax their offerings to existing and prospective wholesale and retail clients. These faxes include product types, volumes offered and sales prices desired. The fax is followed up by a call in which the salesperson reviews the product offerings and attempts to get the wholesaler or retailer to buy the product. Because of the current communication process, many growers are not knowledgeable of consumer demand levels and market information. The window of time to execute transactions between importer and wholesaler is approximately 5-6 hours per day, due to current logistics constraints and a lack of available information, which makes planning and forecasting difficult. Once the sale is made, the logistics carrier is notified and the product is either picked up or delivered to the carrier's refrigerated trucks. We estimate that 12-15% of imported flowers sold are sold direct by the growers to wholesalers or retailers.

         THE PRODUCE MARKET

         The estimated $550 billion global produce market encompasses the production, distribution and marketing of bulk fresh produce, value-added fresh produce products (fresh-cut salads, baby peeled carrots, etc.) and supplies and services for the fresh produce industry. Through a network of growers, packer/ shippers, importer/exporters, brokers, wholesalers and transportation companies, fresh produce is brought from growing regions around the world to food service establishments and retail grocers. The estimated $550 billion global produce market represents the cumulative transaction volume at each B2B supply chain segment only (e.g., packer/shipper to wholesaler). The global market is comprised of the following four geographic markets:


                               ESTIMATED
                                MARKETS                                 % SUPPLIED TO
MARKETS                          SIZE            SUPPLIERS            GEOGRAPHIC MARKET
---------------------------  -------------  ---------------------  ------------------------
North America(1)                $215B(5)         Domestic                    70%
                                                 Imported                    30%

Latin America(2)                 $35B(6)         Domestic                    80%
                                                 Imported                    20%

Europe(3)                       $215B(6)         Domestic                    60%
                                                 Imported                    40%

Asia(4)                          $85B(6)         Domestic                    85%
                                                 Imported                    15%

----------------------

(1) The majority of the product supply for North America originates from 10 states primarily in the Western and Southern United States. During the winter months, product is imported from countries in the Southern Hemisphere, including Mexico (50%), other Latin American countries (40%) and Europe (including The Netherlands, Spain and Israel) (10%).
(2) The majority of product supply for Latin America is grown domestically. Product that is not grown domestically is imported from the United States or Canada.
(3) Product that is not provided by countries on the Continent is imported from Africa, the Middle East, South America and the United States.
(4) China is also a major producer of fresh produce but due to a lack of distribution infrastructure and unfavorable trade policies, it has not become a global or even regional supplier.
(5) North American estimates based upon data published by the Produce Marketing Association.
(6) Estimates based upon data from Novelle Consulting, L.L.C.

         The produce industry has experienced significant consolidation in recent years, including both retail as well as supply, and is a highly competitive industry. Buyers have increasingly more responsibilities and sellers are finding the need to become year-round, multi-national suppliers in order to serve their customers' needs and thereby retain their customers' business.

         Most produce items are very time and temperature sensitive. Consequently, the supply chain contains a complex distribution/logistics system to get the product from farm level to consumers around the world. Almost all produce is shipped to a distribution center before being sent to a retail location.

         The produce industry is built on supply and demand curves. These market dynamics create wide fluctuations in market prices and provide a business atmosphere in which up-to-date information that is easy to access and use is a critical strategic tool.

THE OPPORTUNITY

         We believe there is a significant need for a neutral, Internet-based B2B e-commerce solution for the global perishable products industries, bringing buyers and sellers together in a single trading community to execute transactions online. In addition, we believe there is a significant need for a consolidated comprehensive information source providing current industry knowledge and educational resources.

         The fragmentation and complexities of the global perishable products industries and the current paper-based, telephone-based buying processes provide the core opportunity for a B2B e-commerce solution that seamlessly links suppliers with buyers of perishable product. To be an effective solution meeting the needs of supply chain participants, a solution must be cost-effective, easily implemented and maintained, enable the business to sustain existing buying policies, offer opportunities for increased access to suppliers and customers and must represent minimal disruption to the existing trading model. We believe it is critical that the B2B e-commerce solution offer an impartial and fair environment for buying and selling with adequate and accurate product pricing data and product descriptions.

OUR SOLUTION

         Our Global Trade Communities are the Internet-based marketplace for the global perishable products industries facilitating interactions and transactions by our customers. We leverage Internet technologies, our management's industry experience, and strategic alliances to provide a comprehensive B2B e-commerce trading system designed to enhance sales and marketing productivity, reduce costs, increase customer access, increase supply chain efficiency (i.e. order and fulfillment cycles) and meet user demand for online trading capability. We assist our customers in using the Internet for B2B e-commerce in a secure Internet-based trading environment. Our Global Trade Communities provide our customers with the ability to leverage the Internet for expanded access to new and existing customers and suppliers globally, and enable them to conduct B2B e-commerce.

BENEFITS TO OUR CUSTOMERS

         We believe our Global Trade Communities provide our customers with the following potential benefits:

         o Increased product quality based upon the enhanced supply chain efficiency and effectiveness providing growers with opportunities for improved profitability
         o Single site access to multiple suppliers and buyers, permitting efficient product procurement and expanded sourcing
         o New market access and global reach providing cost effective strategic growth opportunities without the impediment of geographic boundaries
         o 24 hour/7 day access to "available for sale" inventory expanding the window of time for procurement processes
         o Internet-based, automated, order processing should reduce error and discrepancy rates, increase process efficiency through access to expanded supply scheduling, and decrease dependency on and cost of traditional telecommunication tools
         o Paperless record of transaction histories and communications, providing enhanced demand forecast analysis and reorder capability
         o Increased human resource productivity by eliminating manual interactions (phone and fax) and creating excess capacity for human capital allocation

         o Reduced marketing costs by allowing targeted marketing campaigns online (i.e. e-brochures) and utilization of less expensive mediums for supplementary advertising;
         o Opportunity for increased market share from existing and expanded customer base due to ease of operating system and online features;
         o Stronger business relationships from the enhanced connectivity within a more efficient supply chain;
         o Improved logistics, inventory management and production processes relating to reduced spoilage and improved production scheduling and forecasting;
         o Enhanced profitability potential from expanded revenue opportunity and increased productivity of personnel;
         o Increased access to comprehensive global industry news, daily, weekly and monthly features, as well as the year-long calendar of industry events and registration; and
         o Convenient, online messaging, teleconferencing and real time audio and video.

STRATEGY

         Our goal is to be the B2B e-commerce solution for the global perishable products industries, providing an Internet-based utility, which facilitates global trade and, provides a resource community with communication capability and comprehensive consolidated industry information and educational tools. We intend to capitalize on our technology and market position to establish the standard for global B2B e-commerce in the perishable products industries. To accomplish our goals, we are pursuing a strategy built on the following initiatives:

         TARGET THE LEADING SUPPLY CHAIN PARTICIPANTS TO ACHIEVE ACCEPTANCE AND ADOPTION.

         We believe successful execution of our B2B e-commerce model must begin with acceptance and adoption by the leading supply chain participants in each perishable product industry we target. We introduced Floraplex in January 1999 and FreshPlex in October 1999. Since their introductions we have entered into strategic alliances with the largest auctions in Holland, the largest grower of fresh cut flowers worldwide, the largest bulb auction in Holland, several of the largest growers and wholesalers in Holland, the florist retail association in Holland, the largest agricultural cooperative in Holland, several of the largest growers and wholesalers in North and South America as well as a significant network of some of the largest retail florists in the U.S. We are seeking to expand our penetration into other leading organizations at each component of the supply chain in each geographic market for floriculture and produce. We are expanding our sales organization and creating targeted sales and marketing initiatives. We are developing programs intended to partner with the most influential organizations or network of organizations at each component of the supply chain to promote our B2B e-commerce solutions to their customers and suppliers and to develop our brand.

         ESTABLISH FLORAPLEX AND FRESHPLEX AS LEADING BRANDS FOR B2B E-COMMERCE.

         We plan to establish Floraplex and FreshPlex as the industry standard for B2B e-commerce relative to product quality and operational effectiveness in the global perishable products marketplaces. We plan to achieve significant penetration among the leading supply chain participants in our targeted perishables product industries by promotion of our brands. We believe the combination of strong brand awareness, the functionality of our Global Trade Communities, and our customer base and strategic alliances will create competitive advantage in our market.

         BUILD STRATEGIC ALLIANCES TO STRENGTHEN MARKET POSITION.

         We have established and will continue to develop strategic alliances with capital investors, leading supply chain participants, technology providers, Internet-based companies, logistics providers, and financial services organizations to accelerate acceptance and adoption of our Global Trade Communities and expand our global reach. During 1999 and January 2000, we entered into the following strategic alliances.

         o Capital investors                                 Interprise Technology Partners, L.P.
         o Supply chain participants - Floraplex
              Europe                                         Flower Auction Aalsmeer
                                                             Flower Auction Holland
                                                             Cooperative Netherlands Bloembollen
                                                             ZON Auction
                                                             Royal CEBECO Group
                                                             Vereniging Bloemist Winkeliers
              Americas                                       Dole Fresh Flowers
                                                             Wholesale Florists and Florist
                                                               Suppliers of America
                                                             International Floral Distributors
                                                             Charles Kremp III
                                                             Premier Floral Distributors
           o Supply chain participants - FreshPlex           Novelle Consulting, L.L.C.
           o Technology providers                            AnswerThink Consulting Group, Inc.
                                                             Netera, Inc.
           o Financial services                              eCredit.com Inc.

         We will continue to selectively pursue strategic relationships with other major supply chain participants, Internet technology providers, Internet service providers, web site developers and systems integrators, as well as strategic investors. Our strategic alliances will focus on complementary Internet-based solutions as well as solutions complementary to our targeted supply chains including logistics and financial payment systems. We believe these relationships will accelerate the adoption and penetration of our B2B e-commerce solutions, increase our brand recognition and enhance the value of the supply chain to our customer base.

         LEVERAGE FLORAPLEX AND ITS BUSINESS MODEL TO FRESHPLEX AND OTHER GLOBAL TRADE COMMUNITIES.

         We have developed and are implementing a business model and technology infrastructure for Floraplex. We intend to leverage our technology infrastructure and business model into subsequent Global Trade Communities, including FreshPlex during 2000. We believe certain similarities in the perishable products industries provide us with the opportunity to benefit from our experience with Floraplex and effectively replicate the technology development and the sales and marketing operations structure.

         CREATE AN INTERNET-BASED SALES AND MARKETING TOOL FOR OUR CUSTOMERS.

         We believe a functional goal of our Global Trade Communities is to provide our customers with a secure Internet-based system that significantly enhances their sales and marketing capabilities. A critical element to achieving our goal is to have significant industry experience on our management team. Our industry experience allows us to understand our customers, optimize our relationships with key supply chain participants, and efficiently meet the functional requirements of our customer in the development or advancement of our technology and related B2B e-commerce tools.

         EXPAND AND ENHANCE OUR TECHNOLOGY AND CONTENT TO INCREASE THE VALUE AND FUNCTIONALITY OF OUR GLOBAL TRADE COMMUNITIES.

         We plan to continue to expand and enhance our network content as well as our Internet-based B2B e-commerce technology to increase performance and emphasize quality for our customers. We intend to continuously evaluate the content provided in our information portals and improve or expand the information to promote quality as well as relevance to our global customer base. Further, we will evaluate our existing infrastructure of hardware and software on an ongoing basis to assess performance and customer demand, as well as identify current advancements in technology that may enhance the quality of our solutions or the integration of our customer's or strategic partner's technology.

         INTEGRATE LOGISTICS AND FINANCIAL SERVICES IN OUR TRADING SYSTEMS TO ENHANCE THE VALUE OF OUR GLOBAL TRADE COMMUNITIES.

         We believe the B2B e-commerce trading system for the global perishable products industries must provide customers with the ability to access logistics services for efficient and cost effective product movement and financial services for enhanced payment options and timely credit information. In 1999, we executed an agreement with an Internet-based technology provider to facilitate financial services between supplier and wholesaler in the Americas market segment of Floraplex. We will continue to pursue arrangements and strategic alliances with providers of technology or services specializing in logistics fulfillment as well as financial services.

STRATEGIC ALLIANCES

         We have strategic alliances with Interprise Technology Partners, Flower Auction Aalsmeer, Flower Auction Holland, Dole Fresh Flowers, Royal CEBECO Group, Wholesale Florists and Florist Suppliers of America, Charles Kremp III, Vereniging Bloemist Winkeliers, Cooperative Netherlands Bloembollen, ZON Auction, International Floral Distributors, Premier Floral Distributors, Novelle Consulting, L.L.C., AnswerThink Consulting Group, Inc., Netera, Inc., and eCredit.com, Inc. We intend to enter into additional strategic alliances with leading supply chain participants, technology companies and logistics and financial services companies to accelerate market acceptance of our services and to expand and enhance the value of our Global Trade Communities. We believe strategic alliances can accelerate market acceptance of our Global Trade Communities, increase our brand recognition and improve access to our target customer base.

         INTERPRISE TECHNOLOGY PARTNERS

         In February 1999, we executed an offering of 4,000,000 shares of Series A convertible preferred stock with ITP for approximately $8 million in capital funding. In October 1999 we executed an offering of 5,000,000 shares of Series B convertible preferred stock lead by ITP for approximately $20 million in capital funding. In addition, ITP provided access to strategic investors and to technology service providers, invested in by ITP, that offered strategically complementary services for our business plan. See "Description of Registrant's Securities" and "Certain Relationships and Related Transactions."

         FLOWER AUCTION AALSMEER

         In December 1999, we reached a cooperative agreement with Flower Auction Aalsmeer, or the VBA, the world's largest flower and plant auction with estimated annual sales of $1.5 billion, to integrate Floraplex and assist in the development of their overall B2B e-commerce strategy. In connection with the agreement, the VBA will continue to provide their finance and logistics services.

         FLOWER AUCTION HOLLAND

         In November 1999, we began a pilot project to implement Floraplex at the Flower Auction Holland, or BVH, the second largest auction in Holland with estimated annual sales of $1.4 billion. The pilot program is targeting fresh cut flower sales that occur before the auction process. In connection with the agreement, BVH will continue to provide their finance and logistics services.

         DOLE FRESH FLOWERS

         In December 1999, we entered into a strategic alliance with Dole Fresh Flowers, the floriculture division of Dole Food Company, a produce and floriculture company with estimated annual sales of $5 billion, to integrate Floraplex as their preferred B2B e-commerce solution and provide training, systems operation materials, cost benefit analyses and discounted rates on our web marketing products. Under the two year agreement we will conduct cooperative marketing efforts targeting Dole's primary customer base to promote Floraplex as the industry standard for B2B e-commerce and as a web-marketing opportunity. Dole provides an estimated 25% of the fresh cut flower supply in the Americas market and is the largest single grower in the world.

         As part of our agreement, we issued Dole a warrant representing the right to purchase 1,000,000 shares of our common stock at an exercise price of $7.50 per share. See "Description of Registrant's Securities."

         ROYAL CEBECO GROUP

         In January 2000, we entered into a strategic alliance with Royal CEBECO Group, an agricultural business based in Holland with estimated annual sales of $6 billion, to develop their global B2B e-commerce solution for their portfolio of perishable products companies beginning with floriculture. The CEBECO portfolio includes a produce business with an estimated $1.2 billion annual sales, a hard good supplier to growers and wholesalers in floricultural and a feed process operation.

         An operating subsidiary of CEBECO purchased 50,000 shares of our Series B redeemable convertible preferred stock.

         WHOLESALE FLORISTS AND FLORIST SUPPLIERS OF AMERICA

         In January 1999, we entered into a strategic alliance with WF&FSA in which we developed their Internet web-site in return for which WF&FSA promoted Floraplex exclusively to its approximately 800 members. WF&FSA includes a membership of wholesale florists and hardgoods suppliers in the U.S. with annual sales estimated at $1.5 billion.

         CHARLES KREMP III

         In October 1999, we entered into a strategic alliance with Charles Kremp III, former Chairman of the Society of American Florists and formerly a member of the board of the FTD Association, to exclusively promote Floramall and Florashops.com to retail florists. Specifically, our agreement requires Kremp to exclusively promote our products to the Kremp Network, a cooperative of large retail florists throughout the United States. Our strategic alliance with Mr. Kremp is structured as a three year consulting agreement paying Mr. Kremp approximately $100,000 annually, paid in quarterly installments. In connection with the promotional exclusivity with the Kremp Network, we issued Kremp a warrant representing the right to purchase 250,000 shares of common stock at an exercise price of $8 per share and 20,000 shares of our common stock.

         VERENIGING BLOEMIST WINKELIERS

         In January 2000, we entered into a strategic alliance with Vereniging Bloemist Winkeliers, the Dutch Association of Florists, or the VBW. The VBW is an 80 year old association with 1,700 members in Holland representing wholesale and retail florists. Our agreement with the VBW calls for us to assist in the development of the VBW's e-commerce capability using Floraplex, including B2B e-commerce using Floramall and B2C e-commerce using Florashops.com.

         COOPERATIVE NETHERLANDS BLOEMBOLLEN

         In December 1999, we entered into a strategic alliance with Cooperative Netherlands Bloembollen, or CNB, the largest bulb auction in Holland with estimated annual sales of $350 million, or approximately 58% of the estimated $600 million market in Holland. Our alliance with CNB is to assist in the development of their B2B e-commerce capability using Floraplex. In connection with the agreement, the CNB will continue to provide their finance and logistics services.

         ZON AUCTION

         In December 1999, we entered into a strategic alliance with ZON auction to assist in the development of their B2B e-commerce solutions for the sale of floriculture and produce currently traded through their auction. The ZON auction has estimated annual sales in floriculture and produce of $300 million. In connection with the agreement, ZON will continue to provide their finance and logistics services.

         INTERNATIONAL FLORAL DISTRIBUTORS

         In March 1999, we entered into a 3 year agreement with IFD to provide their members with a B2B e-commerce solution for selling to retail florists in the U.S. using the Internet. IFD is an organization of 27 wholesale florists throughout the U.S. with annual sales of approximately $350 million, or approximately 10% of the U.S. wholesale market. In connection with this agreement, we have entered into several agreements with IFD members including Kennicott Brothers, a wholesale florist serving primarily the mid-western U.S. for more than 120 years, to provide them with a B2B e-commerce solution.

         Several members of the IFD purchased 137,500 shares of our Series B redeemable convertible preferred stock.

         PREMIER FLORAL DISTRIBUTORS

         In March 1999, we entered into a 3 year agreement with PFD to provide their members with a B2B e-commerce solution for selling to retail florists in the U.S. using the Internet. PFD is an organization of 7 wholesale florists throughout the U.S. with estimated annual sales of $80 million. In connection with this agreement, we have entered into agreements with several members to provide them with a B2B e-commerce solution.

         NOVELLE CONSULTING, L.L.C.

         We entered into a strategic alliance with the Novelle Consulting, L.L.C., a recognized consulting firm of former executives in the global produce business, to, among other things, develop and assist in the implementation of the strategic plan and operational structure for FreshPlex.

         As part of our alliance, in April 1999, we issued 5,357 shares of our common stock to Novelle as consideration for services rendered and a warrant representing the right to purchase 250,000 shares of our common stock at an exercise price of $12.38 per share. See "Description of Registrant's Securities."

         ANSWERTHINK CONSULTING GROUP, INC.

         In July 1999, we entered into a strategic services arrangement with AnswerThink, Inc., a leading consulting firm of systems architects and integrators, to design the integrated technology for our trading systems.

         NETERA, INC.

         In July 1999, we entered into a strategic alliance with Netera, Inc., a designer and developer of Internet hardware architectures, to design and build our Global Trade Communities infrastructure. In November 1999, we implemented the architectural design and installed our highly redundant web-server infrastructure at the SunGard Data Systems, Inc. facilities in Philadelphia, Pennsylvania.

         ECREDIT.COM INC.

         In December 1999, we entered into a strategic services arrangement with eCredit.com Inc. to integrate eCredit's Internet-based financial services product into Floraplex for the Americas market segment providing Internet-based sourcing of financial payment and credit services. Our three year agreement is contingent upon the identification and selection of financial partners acceptable to us to facilitate the payment system for the grower to wholesaler transactions. Upon satisfaction of the implementation requirements, we are committed to specified transaction levels in each of the three years beginning with fiscal year 2000 at agreed-upon pricing levels. Our minimum commitment relative to fees per payment transactions processed in an annual period is approximately $1.0 million over three years with the third year representing nearly 60% of the commitment.

         OTHER ALLIANCES

         In January 2000 we entered into strategic alliances with the following organizations representing several segments of the floriculture supply chain in Europe with estimated cumulative annual sales of $385 million:

         o Disva B.V.; leading potted plants exporter to Europe
         o Fleura B.V.; largest cash and carry wholesaler in Germany
         o Verhaar Group B.V.; wholesaler of fresh cut flowers and potted plants in Holland
         o Sierafor B.V.; bouquet supplier in Western Europe
         o M.J. Weerman B.V.; fresh cut flower exporter in Holland
         o Gebroeders Barendsen B.V.; fresh cut flower exporter in Holland

         These strategic partners purchased a total of 200,000 shares of our Series B redeemable convertible preferred stock.

REVENUE MODEL

         We anticipate that Floraplex will generate revenues from the following sources:

         o TRANSACTION FEES: We intend to earn revenue from the seller in each transaction conducted within Floraplex with transaction fees ranging from 2% to 8% of the transaction order value. The percentage varies based upon a sliding scale of total transaction volume conducted within a specified time period. We also intend to earn revenue from transactions between retailers and end consumers by charging the retailer a flat fee for each transaction and a fee equal to 5% of the transaction order value.

         o ADVERTISING REVENUE: We intend to earn revenue from advertising fees paid by business enterprises wishing to reach our customers. Business enterprises will be charged varying rates for advertising space through banner displays and "click-through" advertisements. Floraplex provides a concentration of industry participants which we believe provides significant opportunity for cost efficient and effective targeted marketing for a business seeking to reach our customers. We also intend to earn revenue from advertising fees paid by our customers who utilize our web-marketing products and services. We anticipate that our revenue opportunities from advertising will continue to expand as we pursue affinity marketing arrangements and strategic sponsorship alliances.

         o SUBSCRIPTION FEES: We intend to earn revenue from subscription fees paid by our customers for access to Floraplex. Subscription fees are determined according to the nature of a customer's participation and the number of subscribers. Customers generally will be charged $9.95 per month for access to the information and communication portal and $99 per month for access and participation in the trading systems.

         We anticipate that FreshPlex will generate revenue from the following sources:

         o TRANSACTION FEES: We intend to earn revenue from both the buyer and seller in each transaction conducted within FreshPlex based upon a charge per carton which approximates fees ranging from 1% to 2% of the transaction value. In addition, we plan to earn revenue from transactions involving industry suppliers such as fertilizer or pesticide producers with transaction fees ranging from 3% to 5% of the transaction value.

         o ADVERTISING REVENUE: We intend to generate revenue from advertising fees in substantially the same manner as Floraplex.

         o SUBSCRIPTION FEES: Subsequent to development of the portal o component of FreshPlex, we intend to earn revenue from subscription fees paid by our customers for access to FreshPlex. Subscription fees are determined according to the nature of a customer's participation and the number of subscribers.

TECHNOLOGY

         We have developed and implemented a broad array of technologies using a combination of proprietary technologies and commercially available, licensed technologies. Approximately 60% of the technology we currently use is licensed technology; the remaining 40% is proprietary technology. To develop our technology, we spent approximately $7.6 million in 1999 and $0.4 million in 1998.

         We developed the applications using the Microsoft Suite of development tools. This allows our customers to buy and sell product over the Internet quickly and easily. In addition, we developed an XML application available in our trading systems which allows our customers to upload their available for sale inventory and other pertinent business information into our trading system as well as download inventory and sales data. Our current strategy is to license commercially available technology whenever possible while also having internal resources capable of systems development and strategic relationships for third-party development. We expect that commercially licensed technology will continue to be available at reasonable costs.

         Our web-marketing products incorporate advanced software applications to enable Internet-based promotions through direct e-mail programs and electronic catalog distribution with interactive ordering capability.

         Scalability. The scalable structure of our hardware and software allows for rapid deployment of our Global Trade Community framework to new geographic markets or industries while maintaining desired user performance standards. In the rapidly changing Internet environment, the ability to update an application to stay current with new technologies is critical. The system's base technology and database design allow for the addition, modification, or replacement of Web site based applications in a cost-efficient and expeditious manner.

         Reliability and Security. We use CheckPoint's Firewall-1 software to protect our Web servers. Our Web server production machines are located at the facilities of SunGard Recovery Data Systems, Inc. in Philadelphia, Pennsylvania. SunGard provides professional data center hosting facilities and redundant high-speed Internet connectivity. SunGard also provides monitoring and support 24 hours a day, seven days a week supplementing our own system administrators. We encrypt all data internally and externally using DES encryption, a secure socket layer, and the Hyper-Text Transmission Protocol Secure browser protocol.

         We have developed our own content and Web site management tools to facilitate the maintenance and updating of our Global Trade Communities. Our Web site management tools allow our editors to update our Web sites from remote locations throughout the day.

PRODUCTS AND SERVICES

         Floraplex contains specific trading systems for buying and selling tailored to the different segments of the floriculture supply chain and an information and communication portal providing comprehensive global industry news and information and Internet-based communication tools. Our products and services within Floraplex include:


PRODUCT/SERVICE AREA                    PRODUCT NAME                             PRODUCT DESCRIPTION
--------------------                    ------------                             -------------------
Trading Systems                 Flower Purchase Network(TM)      Dedicated trading systems for growers and importers of
                                     Trade Link(TM)(1)           floriculture products to sell to wholesalers.  Users
                                                                 can build "available for sale" inventory listings, schedule their inventory according to an annual calendar, browse new buyers, view purchase reports, and edit purchase points.

                                 Supply Purchase Network         Dedicated trading systems for manufacturers and suppliers of hardgoods to sell to wholesalers. Users can build
                                                                 "available for sale" inventory listings, browse new buyers, view purchase reports, and edit purchase points.

                                        Floramall                A trading system specifically tailored for product sales by the wholesaler to the retailer, providing 24-hour online
                                                                 sales of product. Product enhancements include tools
                                                                 designed to enhance marketing capabilities including
                                                                 product catalogs and e-brochures. Technology tools also
                                                                 provide wholesaler with the ability to load 'available for sale' inventory. Wholesale florists can also pre-allocate
                                                                 inventory for regular buying customers.

                                     Florashops.com              Primarily a trading system to facilitate retailer link into
                                                                 Floramall and trading activities with the wholesale
                                                                 florist. Specifically the product enables retail to
                                                                 consumer transactions. A dedicated search engine allows
                                                                 consumers to actively seek and find retailers by location
                                                                 or desired product.

Information                             Floraplex                Consolidated comprehensive resource for global industry news content (including features, profiles, letters to the
                                                                 editor), calendar of industry events, USDA market reports, education links, product library and breeder's showcase,
                                                                 web-casts, membership directory, and general world news
                                                                 content.

Communications                          Floraplex                Dedicated area for industry contact and communication
                                                                 providing e-mail system, chat rooms, and message boards.

--------------------

(1) Trading system originally built for the Americas market. We plan to merge our global trading systems technology as a single platform under the Flower Purchase Network.

         The FreshPlex products and services are currently in the development stage. We anticipate the component parts of FreshPlex will consist of the same products and services as Floraplex excluding a B2C component similar to Florashops.com. Due to the nature of the produce market, the FreshPlex trading system will be a single product that incorporates all the participants in the supply chain from the grower to the retailer.

SALES AND MARKETING

         We have retained industry experts to assist in the overall development, introduction, and implementation of our Global Trade Communities. The following information regarding our sales and marketing operations pertains primarily to Floraplex.

         We currently sell Floraplex primarily through a direct sales force that is actively targeting supply chain participants that have the largest annual transaction volume, or turnover, and are the recognized leaders in the European and the Americas market segments. As of December 31, 1999, we had 43 full-time employees in our sales and marketing organization.

         As of December 31, 1999, we had 8 full-time employees in direct sales. In addition to our direct sales efforts, we are developing a partnering program with targeted supply chain participants and customers. We encourage these partners to recommend our solutions to their customers. As of December 31, 1999, we had 3 employees dedicated to our partner program group.

         Our technical consulting group directly supports our sales and distribution efforts by providing technical consulting and integration assistance to our current and prospective customers. As of December 31, 1999, we had 6 full-time employees in our technical consulting group.

         We believe that a high level of customer service and support is critical to the successful marketing and sales of our Global Trade Communities. We are building a comprehensive service and support organization to meet the needs of our customers. As of December 31, 1999, we had 4 full-time employees in our customer service and support organization and 6 full-time employees in our product management organization. We are seeking to hire additional customer service and support personnel as our customer base grows and as we introduce new products and services.

         To support our sales efforts and actively promote Floraplex and FreshPlex, we conduct comprehensive marketing programs. Our marketing strategies include an active public relations campaign, print advertisements, online advertisements, trade shows, strategic partnerships and on-going customer communications programs. We focus our marketing efforts on business and trade publications, online media outlets, industry events and sponsored activities. We participate in a variety of Internet, floriculture and produce industry conferences and encourage our officers and employees to pursue speaking engagements at these conferences. As of December 31, 1999, we had 20 full-time employees in our marketing organization.

RESEARCH AND DEVELOPMENT

         We recognize that strong product and service development capabilities are a critical component of our strategic success. We believe the development capability is essential for enhancing our technologies, developing or integrating new applications for our Global Trade Communities, and maintaining our competitiveness. We believe these development capabilities need to represent internal resource strengths as well as selective sourcing of strategic third party providers. We have invested and intend to continue to invest a significant amount of human and financial resources in our research and development organization and activities.

         As of December 31, 1999, we had 14 full-time employees and 5 third-party professionals dedicated to our development efforts. Our development team is primarily focused on developing and enhancing our Global Trade Communities, as well as developing applications that advance our customer's capability to integrate their internal systems to our Global Trade Communities, and the functionality of our information content. We are currently in the process of developing and integrating new technology or updated versions of existing technology into our Global Trade Communities as part of our planned release of product enhancements in 2000. Development expenditures were approximately $7.6 million and $0.4 million in 1999 and 1998, respectively. Our development costs include expenditures for third-party development and systems integration organizations.

         We expect to continue to commit significant resources to research and development in the future. In 1998 all expenses for technology development were expensed as incurred. In 1999 we capitalized $4.8 million of our technology development costs in accordance with generally accepted accounting principles.

COMPETITION

         The market for B2B e-commerce and Internet-based ordering and trading is new, rapidly evolving, and intensely competitive. We expect competition to increase both from existing competitors as well as new entrants, for various components of our Global Trade Communities. We face competition from the following areas:

         o Other e-commerce companies;
         o Traditional supply chain participants;
         o Enterprise software companies that offer or develop an alternative trading solution.

         Competition from other B2B e-commerce companies in the produce market segment is particularly extensive with between 8 to 10 organizations specifically targeting the U.S. and European supply chains including Produce Online, Buyproduce.com, DTN, World of Fruit.com and Produce World. Our competition in the B2B component of the floriculture market segment includes Flower Web as well as organizations competing in the B2C component such as:
FTD.com, 1-800-flowers.com, and Gerald Stevens, Inc. Competition may also include B2C e-commerce companies seeking expanded revenue sources in the B2B market.

         We could face further competition in the future from traditional supply chain participants that enter into B2B e-commerce with an Internet-based trading system of their own or by partnering with other companies. Traditional enterprise software companies such as IBM, Oracle, or SAP could in the future develop and offer a competitive solution. Additionally, B2B e-commerce companies currently focused on other industry segments could offer their solutions in our targeted industries.

         Our current and potential competitors may develop Internet-based trading solutions that are superior to our Global Trade Communities and achieve greater market acceptance. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial resources as well as technical and marketing capabilities. These competitors could adopt more aggressive pricing structures, initiate more aggressive sales and marketing programs and make offers to customers, strategic partners, employees or third parties with more alternatives providing complementary supply chain solutions.

         Consequently, we cannot be certain that we will be able to expand our customer base and retain our existing customers. We may not be able to compete successfully against our current or future competitors and competition could have a material adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

         We rely on copyright, trademark, and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors, and customers to protect our proprietary technology. Despite such protections, a third party could, without authorization, copy or otherwise appropriate information from our Global Trade Communities. Our agreements with employees, consultants and others who participate in development activities could be breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors.

         We rely upon certain licenses from third parties for the majority of our content and technology and may be required to license additional technology in the future for use in managing our Global Trade Communities and providing related services to our customers. There can be no assurance that these third-party licenses will continue to be available to us on acceptable terms, or at all. We do not, however, believe that we are dependent upon any single licensor of technology or content.

         We have applied for numerous trademarks, none of which have been issued to date. We currently have pending applications for trademarks. Generally, we cannot protect certain of our Web addresses for our Global Trade Communities as trademarks due to the fact that they are too generic. The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in such jurisdictions.

         There have been substantial amounts of litigation in the computer industry regarding intellectual property assets. Third parties may claim infringement by us with respect to current and future products, trademarks or other proprietary rights, or we may counterclaim against such parties in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, diversion of management's attention, cause product release delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our business, financial condition and operating results. Such royalty and licensing agreements, if required, may not be available in terms acceptable to us, or at all.

EMPLOYEES

         As of December 31, 1999, we had a total of 95 full-time employees worldwide. We expect to hire additional employees in 2000. We believe our relations with our employees are good. Our future success will depend, in part, on our ability to attract, retain and motivate highly qualified technical, sales and marketing, and management personnel, for whom competition is intense.

                       CORPORATE HISTORY AND DEVELOPMENT

         o The Floral Foundation, Inc., or FFI, was incorporated in the State of Florida on March 30, 1994.

         o From its inception, FFI conducted limited activities related to importing fresh cut flowers.

         o In July 1996, FFI changed its name to World Commerce Online, Inc. which we refer to as WCO Florida.

         o On August 23, 1989, we were incorporated in the State of Nevada, and our initial name was "Sunrise Express, Inc."

         o On September 10, 1998, we entered into a voluntary share exchange with the stockholders of WCO Florida, whereby WCO Florida became our wholly-owned Florida subsidiary.

         o Pursuant to the share exchange, we issued 7,020,000 shares of our common stock to the stockholders of WCO Florida for their 7,020,000 outstanding shares of common stock.

         o In September 1998, we changed our name to "World Commerce Online, Inc." and in March 1999, WCO Florida changed its name to World Commerce Online-Floraplex, Inc.

         o We have acquired all the intellectual property rights and other assets from World Commerce Online-Floraplex in exchange for the assumption of its liabilities.

         o We have since licensed the technology back to World Commerce Online-Floraplex.

         o We commenced operations of Floraplex in the third quarter of 1999.

         o In October 1999, we changed our state of incorporation from the State of Nevada to the State of Delaware.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware of various risks described below and carefully consider these risk factors, together with all of the other information included in this registration statement, before you decide whether to purchase shares of our common stock.

RISKS SPECIFIC TO WORLD COMMERCE

         BECAUSE WE HAVE A LIMITED OPERATING HISTORY, THERE IS LIMITED INFORMATION UPON WHICH TO BASE AN INVESTMENT DECISION

         We did not commence substantive operations until after our share exchange with World Commerce Online-Floraplex in September 1998. As a result of our limited operating history, we have limited meaningful historical financial data that can be used in evaluating our business and prospects and in projecting future operating results.

         WE HAVE A HISTORY OF OPERATING LOSSES AND CANNOT GUARANTEE THAT WE WILL EVER BE PROFITABLE

         We have incurred annual losses from operations since our inception, and we expect to continue to incur losses from operations on both a quarterly and an annual basis for the foreseeable future. We had operating losses of approximately $12.6 million during fiscal year 1999. At December 31, 1999, we had an accumulated deficit of approximately $45.4 million. Our business is still in the development stage, and revenue and income potential from our business is unproven, making an evaluation of us and our prospects difficult. There can be no assurance that our revenues will significantly increase or that we will achieve or maintain profitability or generate cash from operations in future periods.

         FLUCTUATIONS IN OUR OPERATING RESULTS COULD LEAD TO DECREASES IN OUR STOCK PRICE

         As a result of our limited operating history and the emerging nature of the markets in which we compete globally, we believe that our operating results may fluctuate materially, as a result of which quarter-to-quarter comparisons of our results of operations may not be meaningful. If our future operating results materially fluctuate or are below the expectations of stock market analysts our stock price would likely decline. Factors that may cause our results of operations to fluctuate, including the following:

         o The amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure;
         o The announcement or introduction of new services and products by us or our competitors;
         o Price competition or higher prices in the industry;
         o Pricing of hardware and software required for the transaction of e-commerce;
         o The level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting commerce;
         o Our ability to upgrade and develop our systems and infrastructure in a timely and effective manner;
         o Our ability to attract, train, and retain skilled management, as well as technical, and creative professionals;
         o Unanticipated economic and political difficulties related to operating in foreign markets;
         o Unanticipated technical, legal, and regulatory difficulties with respect to use of the Internet; and
         o General economic conditions and economic conditions specific to Internet technology usage and electronic commerce.

         As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance.

         DUE TO THE SEASONALITY OF THE PERISHABLE PRODUCTS INDUSTRIES OUR REVENUES MAY BE SUBJECT TO FLUCTUATIONS OR THE RESULTS OF OUR OPERATIONS MAY SUFFER

         Supply of product and the related execution of purchase transactions by participants in the perishable products industries are impacted by seasonal influences including weather and demand. As a result of this seasonality, our revenues may fluctuate significantly. In addition, due to the fixed nature of some of our expenses, fluctuations in revenue due to seasonality may adversely impact our interim results of operations.

         OUR FUTURE GROWTH AND THE GENERATION OF REVENUE DEPENDS ON THE SUCCESS OF OUR GLOBAL TRADE COMMUNITIES

         Floraplex and FreshPlex may not achieve widespread market acceptance. Failure of our current and planned Global Trade Communities to operate as anticipated could delay or prevent their adoption by our customer base. If our targeted customers do not adopt our Global Trade Communities and successfully implement our trading systems, our revenue will not grow significantly and our business prospects will suffer.

         THE LONG AND VARIABLE SALES CYCLE OF OUR GLOBAL TRADE COMMUNITIES MAY CAUSE REVENUE AND OPERATING RESULTS TO VARY OR IMPAIR OUR ABILITY TO GENERATE REVENUES

         A key element of our business plan is to market our Global Trade Communities directly to supply chain participants, and to succeed we must often satisfy senior management, the information technology groups and the procurement personnel who would utilize our Global Trade Communities. The sale and implementation of our Global Trade Communities are subject to delays due to our customers' internal budgeting, procedures for approving capital expenditures and deploying new technologies. We devote significant sales, marketing and management resources to the sales process without any assurance that the customer will use our Global Trade Communities. The delays associated with our sales cycle could impair our ability to generate revenue.

         WE MAY NOT INCREASE OUR REVENUES IF PROCUREMENT PERSONNEL WITHIN OUR CUSTOMERS DO NOT USE THE TRADING SYSTEM WITHIN OUR GLOBAL TRADE COMMUNITIES

         Our revenues are primarily derived from purchase transactions of perishable product by our customers. The customers' personnel responsible for procuring product may or may not use our trading systems to purchase their perishable products. Even if we successfully maintain existing customers and add new customers, we may not be able to increase revenues if our customers' procurement personnel do not use the trading systems. Our efforts to attract customers and to increase their use of our trading systems may not be successful, which would limit our ability to generate revenues from these customers.

         IF WE DO NOT MAINTAIN AND EXPAND OUR SUPPLIER BASE, THE AVAILABILITY AND VARIETY OF PRODUCT WILL BE DIMINISHED AND OUR BUSINESS WILL SUFFER

         Our success depends upon the availability of product and product variety in our trading systems. To increase the breadth of the products offered on our trading systems we must establish relationships with suppliers, including growers, manufacturers and wholesalers. Potential suppliers may view us as detrimental to their business, since they technically compete with us for sales and for customers. If we fail to have products from suppliers or if a significant number of suppliers do not maintain and increase their offered inventory of product, use of our trading systems and our revenues will decrease.

         WE CURRENTLY RELY ON A LIMITED NUMBER OF CUSTOMERS, AND ANY LOSS OF A CUSTOMER COULD HAVE A NEGATIVE EFFECT ON OUR REVENUES

         We expect that for the foreseeable future we will generate a significant portion of our revenues from a limited number of customers. Furthermore, our customers are not obligated to use our trading systems exclusively or for any minimum number of transactions or dollar amounts. We currently do not offer all of the products required by our customers, and we expect that our customers will continue to use multiple sources to meet their needs. Our customers may discontinue use of our trading systems at any time without significant financial penalty. If we lose any of our customers, or if we are unable to add new customers, we could lose a number of our product suppliers and our revenues will not increase as expected.

         IF OUR SUPPLIERS DO NOT PROVIDE TIMELY AND PROFESSIONAL DELIVERY OF PRODUCTS TO OUR CUSTOMERS OUR BUSINESS WILL BE HARMED

         If our suppliers do not deliver products to our customers in a manner that ensures quality and timeliness, then we will not meet customer expectations and our reputation and brand will be damaged. In addition, deliveries that are nonconforming, late or are not accompanied by information required by applicable law or regulations, could expose us to liability or result in decreased adoption and use of our trading systems, which could have a negative effect on our business.

         OUR SALES AND MARKETING STRATEGY HAS NOT BEEN TESTED AND MAY NOT RESULT IN SUCCESS

         Our sales and marketing efforts have been largely untested in the marketplace, and may not result in sales of our products and services. To penetrate our market, we will have to exert significant efforts and incur significant costs to create awareness of, and demand for, our Global Trade Communities. Our failure to further develop our marketing capabilities and successfully market our Global Trade Communities could have a negative effect on our business.

         IF WE ARE PERCEIVED AS FAVORING ONE SUPPLIER OVER ANOTHER, WE MAY BE UNABLE TO ATTRACT SUFFICIENT CUSTOMERS TO OUR GLOBAL TRADE COMMUNITIES, WHICH WOULD HAVE A NEGATIVE IMPACT ON OUR REVENUES

         The perishables product markets consist of complex relationships among growers, manufacturers, wholesalers and retailers. Adoption of our Global Trade Communities by our customers is dependent on their perception that we provide a neutral, impartial trading community to buy and sell perishable products. To the extent that we are perceived by our customers as favoring one supplier over another, customers may lose confidence in our Global Trade Communities as an impartial trading community and choose alternative solutions. Our strategic relationships may compromise the perception that we provide a neutral and impartial trading community. Any bias, whether perceived or actual, could have a negative impact on our ability to maintain or increase our customer base resulting in reduced revenues and therefore having a negative impact on our business.

         WE FACE INTENSE COMPETITION THAT COULD LIMIT OUR ABILITY TO EXPAND OUR BASE OF CUSTOMERS

         In the market for B2B e-commerce competition is intense and is expected to increase significantly in the future. Our competitors and potential competitors may develop superior Internet purchasing solutions that achieve greater market acceptance than our solution. In addition, substantially all of our prospective customers have established long-standing relationships with some of our competitors or potential competitors, including most of our suppliers. Accordingly, we cannot be certain that we will be able to expand our customer base, or retain our current customers or suppliers. Consequently, we may not be able to compete successfully against our current or future competitors and competition could have a negative effect on our business. See "Business -- Competition in our Industry."

         WE FACE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD HARM OUR BUSINESS

         To be successful, we must expand our operations internationally. We are increasingly subject to a number of risks associated with international business activities which may decrease our revenue, increase our costs, lengthen our sales cycle or require significant management attention. These risks include:

         o Inability to adapt to multiple cultural environments and therefore to achieve expanded sales and marketing activities;
         o Ability to understand and adapt to diverse business standards;
         o Increased expenses associated with sales and marketing activities in foreign countries;
         o General economic conditions in international markets;
         o Currency exchange rate fluctuations;
         o Unexpected changes in regulatory requirements in foreign countries resulting in unanticipated costs and delays;
         o Tariffs, export controls and other trade barriers;
         o Longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
         o Potentially adverse tax consequences, including restrictions on the repatriation of earnings; and
         o Risks related to global economic turbulence and adverse economic circumstances.

         OUR BUSINESS MAY SUFFER IF WE FAIL TO MANAGE OUR GROWTH

         Failure to effectively manage our growth could impair our ability to execute our business strategy. Rapid growth of our business may place a strain on our management, operations and financial systems. The evolution of our operations in 1999 has resulted in a significant increase in number of employees from 18 at January 1, 1999 to 95 at January 1, 2000. We expect to continue to increase the number of employees as our business grows, and may expand operations to locations other than those in which we currently operate.

         Continued growth is likely to place a greater burden on our operating and financial systems as well as our senior management and other personal. Existing and new members of management may not be able to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Management of our operations in diverse locations may also complicate the task of managing our growth.

         BECAUSE WE DEPEND UPON A SINGLE SITE FOR OUR COMPUTER AND COMMUNICATIONS SYSTEMS, WE ARE MORE VULNERABLE TO THE EFFECTS OF NATURAL DISASTERS, COMPUTER VIRUSES, AND SIMILAR DISRUPTIONS

         Our ability to successfully process transactions and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our proprietary and licensed software resides solely on our servers, all of which, as well as all of our communications hardware, are located in a monitored server facility in

Philadelphia, Pennsylvania. Our systems and operations are in a secured facility with hospital-grade electrical power, redundant telecommunications connections to the Internet backbone, uninterruptible power supplies, and generator back-up power facilities. In addition, we maintain redundant systems for backup and disaster recovery. Despite these safeguards, we remain vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, and similar events. In addition, we do not, and may not in the future, carry sufficient business interruption insurance to compensate us for losses that may occur.

         WE MAY FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND, THEREFORE, LOSE OUR COMPETITIVE ADVANTAGE

         To compete effectively we depend upon our ability to maintain the proprietary nature of our software and the proprietary software of others with which we have entered into software licensing agreements. We hold no patents and rely on a combination of trade secrets and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our rights in our proprietary technology. There can be no assurance that these laws will provide sufficient or complete protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may provide us little or no effective protection of our intellectual property. See "Business -- Intellectual Property."

         IF WE ARE UNABLE TO UPGRADE OUR TECHNOLOGY AND INFRASTRUCTURE, WE MAY BE UNABLE TO PROCESS AN INCREASED VOLUME OF TRANSACTIONS

         A key element of our strategy is to provide a cost-effective means by which our customers can execute B2B e-commerce transactions. If the volume of transactions increases beyond our estimates, we will have to expand and further upgrade our technology and infrastructure to accommodate these increases. If we are unable to effectively upgrade and expand our technology and infrastructure, our systems may suffer from the following:

         o Unanticipated system disruptions;
         o Slower response times;
         o Degradation in levels of customer service;
         o Impaired quality and speed of transaction processing; and
         o Delays in reporting accurate financial information.

         If our systems experience difficulties due to our inability to effectively upgrade and expand our technology and infrastructure, our revenues will decrease and our business will suffer.

         WE MAY BE HELD LIABLE FOR ONLINE CONTENT PROVIDED BY THIRD PARTIES

         We may face potential liability for defamation, negligence, copyright, patent, or trademark infringement and other claims based on the nature and content of the materials that appear on our Global Trade Communities. Although we carry general liability insurance, our insurance may not cover all claims or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our brand and our business.

         OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE OFFICERS AND PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE

         We depend upon the continuing contributions of our key management, sales and product development personnel. The loss of any of these personnel could seriously harm us. Although some of our officers are subject to employment agreements, we cannot be sure that we will retain their services. In addition, we are the sole beneficiary of key person life insurance in the amount of $1 million on the life of Robert Shaw, our Chairman of our board of directors and our Chief Executive Officer. See "Executive Compensation -- Employment Agreements."

         WE HAVE LIMITED HUMAN RESOURCES; WE NEED TO ATTRACT AND RETAIN HIGHLY SKILLED PERSONNEL

         Our future success will depend in large part on our ability to attract, train, and retain additional highly skilled executive level management, creative, technical, and sales personnel. Competition is intense for these types of personnel from other technology companies and more established organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than we have. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. The inability to attract and retain qualified personnel could make it more difficult to develop our products and execute our business strategy.

         OUR STOCK MAY BE THINLY TRADED OR VOLATILE, WHICH MIGHT MAKE IT HARD FOR INVESTORS TO SELL THEIR SHARES AT A PREDICTABLE PRICE, OR AT ALL

         As of December 31, 1999, our stock traded on the OTC Bulletin Board, with only approximately 4.4 million shares of stock or approximately 29% of our outstanding common stock in the public float. Because we have such a small number of shares actually trading in the public market, the market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

         o Variations in our quarterly operating results;
         o Changes in financial estimates of our revenues and operating results by securities analysts;
         o Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
         o Loss of or decrease in sales to a major customer or failure to complete significant transactions;
         o Additions or departures of key personnel;
         o Future sales of our common stock, including sales which dilute existing investors; Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;
         o General stock market conditions;
         o Commencement of or involvement in litigation; and
         o Announcements by us or our competitors of key innovations or product introductions.

Accordingly, you may have difficulty selling your shares of common stock at a price that is attractive to you.

         WE MAY NEED TO RAISE ADDITIONAL CAPITAL WHICH MIGHT NOT BE AVAILABLE OR WHICH, IF AVAILABLE, MIGHT ONLY BE AVAILABLE IN TERMS ADVERSE TO OUR CURRENT STOCKHOLDERS

         We expect that our current cash and cash equivalents and cash from current arrangements to sell equity securities will meet our working capital and capital expenditure needs for at least one year. We may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. Further, if we issue equity securities, the ownership percentage of our stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop new services or enhance our current services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial conditions.

         WE HAVE ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR COMPANY

         Some provisions of our certificate of incorporation and the provisions of Delaware law may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt of us. We are subject to the "business combination" provisions of the Delaware General Corporation Law. These provisions prohibit a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Also, our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the board of directors, of which 640,000 shares remain without designation and available for issuance as of December 31, 1999. We include such preferred stock in our capitalization in order to enhance our financial flexibility. However, the issuance of large blocks of preferred stock may have a dilutive effect with respect to existing holders of our common stock.

         WE DO NOT PLAN TO PAY CASH DIVIDENDS

         Holders of our common stock are entitled to cash dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends. We have never paid dividends and our management does not anticipate the declaration or payments of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Our future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

RISKS SPECIFIC TO OUR INDUSTRY

         INTERNET SECURITY POSES RISKS TO OUR ENTIRE BUSINESS

         The processing of B2B e-commerce transactions by means of our technology and infrastructure involves the transmission and analysis of confidential and proprietary information of our customers, as well as our own confidential and proprietary information. We rely on encryption and authentication technology licensed from other companies to provide the security and authentication necessary to effect secure Internet transmission of confidential information, such as credit information and proprietary consumer information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the technology used by us to protect client transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations, as well as the operations of the merchant. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. Concerns over the security of the Internet and other B2B e-commerce transactions and the privacy of consumers and merchants may also inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. To the extent that our activities or the activities of others involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches. The compromise of our security or misappropriation of proprietary information could harm our business.

         OUR SUCCESS DEPENDS ON THE INTERNET'S ABILITY TO ACCOMMODATE GROWTH IN B2B E-COMMERCE

         The use of the Internet for retrieving, sharing and transferring information among businesses, buyers, suppliers and partners has only recently begun to develop. If the Internet were not able to accommodate growth in B2B e-commerce, our business would suffer. The recent growth in the use of the Internet has caused frequent periods of performance degradation. Our ability to sustain and improve our services is limited, in part, by the speed and reliability of the networks operated by third parties. Consequently, the emergence and growth of the market for our services is dependent on improvements being made to the Internet infrastructure to alleviate overloading and congestion.

         A LACK OF DEVELOPMENT OF THE B2B E-COMMERCE MARKET WOULD NEGATIVELY AFFECT US

         If the B2B e-commerce market does not grow or grows more slowly than expected, our business will suffer. The possible slow adoption of the Internet as a means of commerce by businesses may harm our prospects. A number of factors could prevent the acceptance and growth of B2B e-commerce, including the following:

         o B2B e-commerce is at an early stage and buyers may be unwilling to shift their traditional purchasing to online purchasing;
         o Businesses may not be able to implement B2B e-commerce applications on these networks;
         o Increased government regulations or taxation may adversely affect the viability of e-commerce;
         o Insufficient availability of telecommunication services or changes in telecommunication services may result in slower response times; and
         o Adverse publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of B2B e-commerce transactions could discourage its acceptance and growth.

         Even if the Internet is widely adopted as a means of commerce, the adoption of our network for procurement, particularly by companies that have relied on traditional means of procurement, will require broad acceptance of the new approach. In addition, companies that have already invested substantial resources in traditional methods of procurement, or in-house e-commerce solutions, may be reluctant to adopt our B2B e-commerce solution.

         WE MUST BE ABLE TO ADAPT TO THE TECHNOLOGICAL CHANGES INHERENT IN THE INTERNET, AND B2B E-COMMERCE, OR OUR BUSINESS WILL BE HARMED

         The Internet, B2B e-commerce, and the B2B e-commerce services industry are characterized by:

         o Rapid technological change;
         o Changes in customer requirements and preferences;
         o Frequent new product and service introductions embodying new technologies; and
         o The emergence of new industry standards and practices that could render proprietary technology and hardware and software infrastructure obsolete.

         Our failure to respond in a timely manner to changing market conditions or customer requirements would have a negative impact on our business prospects.

         Our success will depend, in part, on our ability to:

         o Enhance and improve the responsiveness and functionality of our trading systems;
         o License or develop technologies useful in our business on a timely basis;
         o Enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective or current customers;
         o Develop technology that is accepted by our customers and the targeted industries;
         o Respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis; and
         o Develop technology that will integrate with our customer's information systems.

         We cannot be certain that we will be successful at enhancing existing or integrating new technology into our Global Trade Communities. If we are unable to adapt our technology in a cost-effective manner and on a timely basis, we may lose customers or experience difficulty obtaining new customers which would negatively impact revenues and our business.

         REGULATORY AND LEGAL UNCERTAINTIES SURROUND THE DEVELOPMENT OF THE INTERNET

         We are not currently subject to direct regulation by any government agency other than laws or regulations applicable to business and generally to B2B e-commerce directly. However, due to the increasing popularity and use of the Internet and other online services, federal, state, and local governments may adopt laws and regulations, or amend existing laws and regulations, with respect to the Internet or other online services covering issues such as user privacy, pricing, sales tax, content, copyrights, distribution, and characteristics and quality of products and services. Furthermore, the growth and development of the market for B2B e-commerce may prompt calls for more stringent consumer protection laws to impose additional burdens on companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business, or otherwise have a negative effect on our business. Moreover, the relevant governmental authorities have not resolved the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy and it may take time to resolve these issues definitively.

         The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and other internet activities. In October 1998, the Internet Tax Freedom Act was signed into law, placing a three year moratorium on new state and local taxes on e-commerce. However, it is possible that future laws imposing taxes or other regulations on e-commerce could substantially impair the growth of e-commerce and as a result have a negative effect on our business.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         All statements, trend analyses and other information contained in this registration statement regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this registration statement and our actual results of operations may differ significantly from those contained in the forward-looking statements because of those risks. The cautionary statements made in this registration statement apply to all forward-looking statements wherever they appear in this registration statement.

ITEM 2. FINANCIAL INFORMATION

                            SELECTED FINANCIAL DATA

         The following selected financial data should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this registration statement. The selected financial data for the period from inception (March 30, 1994) to December 31, 1999 are derived from financial statements audited by PricewaterhouseCoopers, LLP, our independent auditors and are included elsewhere in this registration statement. Operating results for the year ended December 31, 1999 are not necessarily indicative of the results that may be expected for any other period.

                                                                                              PERIOD FROM INCEPTION
                                                      YEAR ENDED            YEAR ENDED         (MARCH 30, 1994) TO
                                                   DECEMBER 31, 1999    DECEMBER 31, 1999       DECEMBER 31, 1999
                                                   -----------------    -----------------     ---------------------
STATEMENT OF OPERATIONS DATA:
Revenue........................................      $     43,130          $   292,406            $    775,929
Operating expenses:
   Cost of floral products.....................                 -                    -                 308,749
   Product and technology development..........         2,884,727              381,192               3,470,606
   Sales and marketing.........................         5,250,884              316,966               5,834,021
   General and administrative..................         3,848,221            3,223,123               7,932,957
   Depreciation and amortization...............           474,106                7,401                 485,224
                                                     ------------          -----------            ------------
         Total costs and operating expenses....        12,457,938            3,928,682              18,031,557
                                                     ------------          -----------            ------------
Loss from operations...........................      $(12,414,808)         $(3,636,276)           $(17,255,628)
Net interest expense...........................           166,129                4,026                 177,113
Net loss.......................................      $(12,637,524)         $(3,590,302)           $(17,439,328)
Deemed dividend on redeemable convertible
   preferred stock.............................       (28,000,000)                   -
Net loss available to common stockholders......      $(40,637,524)         $(3,590,302)
Basic and diluted net loss per common share....            $(2.66)              $(0.39)
Weighted average number of shares outstanding..        15,271,152            9,181,923

                                                                                        AS OF DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1999                   1998
                                                                                -----------          -------------
BALANCE SHEET DATA:
Cash and cash equivalents............................................           $10,553,021          $     42,335
Working capital......................................................            12,271,904              (174,695)
Total assets.........................................................            22,721,727               101,244
Long-term liabilities................................................                91,927                26,983
Redeemable convertible preferred stock...............................            27,598,983                     -
Total stockholders' deficit..........................................           $(7,268,054)         $   (144,366)

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with "Selected Financial Data," and the consolidated financial statements and the notes to those statements that appear elsewhere in this registration statement. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly in "Risk Factors."

OVERVIEW

         We provide global B2B e-commerce solutions to the perishable products industries providing trading systems, comprehensive industry-specific information resources and Internet-based communication tools. Our Global Trade Communities, including Floraplex and FreshPlex, which we market to supply chain participants and other businesses with an Internet focus, deliver our customers' web-enabled procurement tools and an industry-specific Internet portal.

         Since our inception, we have incurred significant losses, and as of December 31, 1999, we had an accumulated deficit of $45.4 million. We have not achieved profitability on a quarterly or an annual basis, and anticipate that we will continue to incur net losses for the foreseeable future. We expect to incur significant costs for technology development, sales and marketing, and general and administrative expenses and, as a result, we will need to generate significant revenue to achieve and maintain profitability.

         We are in the early stage of operations and, as a result, the relationships between revenue, cost of revenue, and operating expenses reflected in the financial information included in this registration statement do not represent future expected financial relationships. Much of the cost of revenue and operating expenses reflected in our financial statements represent salaries and related personnel costs including stock-based compensation and other costs which are impacted by revenue growth and expanding operations. We expect that these expenses will increase with the escalation of sales and marketing activities and transaction volumes, but at a much slower rate of growth than the corresponding revenue increase. Accordingly, we believe that, at our current stage of operations, period to period comparisons of results of operations are not meaningful.

         The formulation of our B2B e-commerce strategy and business model occurred in the second half of 1998. Consequently, we consider the period from January 1998 to December 31, 1999 as the period representing meaningful operating results for this discussion and analysis. Prior to this period, we generated revenue and incurred costs in connection with importing and resale of fresh cut flowers from 1994 through December 31, 1996. In the year ended December 31, 1997, and the first several months of 1998, we also generated revenue from the development of Internet web-sites for companies under the control of one of our senior executives. We do not intend to generate revenues from these sources in the future and therefore believe any reference to these prior periods or elements of 1998 not associated with our B2B e-commerce strategy for purposes of our discussion and analysis would not provide meaningful information regarding our operations and our underlying strategy and business model.

 During the period from inception to the year ended December 31, 1996, we generated approximately $0.4 million in floral product revenue relating to the sale of imported fresh cut flowers. We do not intend to have revenues generated from these activities in any future period.

         We intend to derive our revenue from B2B e-commerce sales transactions of perishable product on our trading systems with fees typically ranging from 2% to 8% of transaction order value in the floriculture market and 1% to 5% of transaction order value in the produce market and its related industry suppliers. We also intend to derive revenue from advertisement and sponsorship in our Global Trade Communities. We will record advertising revenues at the time advertisements are displayed and will record sponsorship revenues ratably over the period of sponsorship. We also intend to derive revenue from monthly subscription fees. In the future, we may also derive revenue from one-time implementation fees which would be recognized ratably over the period of the related implementation. Also in the future we may derive license fees for the development of private trade communities in lieu of transaction and subscription fees.

         The revenue we generated in 1999 was derived equally from customers based in the United States and Europe. We expect that revenue from customers based outside the United States will increase in future periods.

         Cost of floral product sales consists of costs incurred to acquire imported fresh cut flower product. These costs were incurred in 1994 through 1996 prior to the formulation and commencement of our B2B e-commerce model. We do not intend to have similar costs in any future period.

         Product and technology development expenses consist primarily of salaries and related personnel costs for our internal development team and costs related to the design, development, testing, deployment and enhancement of our Global Trade Community technology and our Web-server infrastructure including costs for third party consultants. We expensed our development costs as they were incurred in 1998. During the year ended December 31, 1999, we capitalized $4.8 million of costs incurred in the development of our technology in accordance with the AICPA's Statement of Position No. 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." We believe that research and development is critical to our strategic product development objectives and we intend to enhance our technology to meet the changing requirements of the market and advancements in functionality. As a result, we expect our product and technology development expenses to increase in the future.

         Sales and marketing expenses consist primarily of salaries and related personnel costs including stock-based compensation for our sales and marketing organization and marketing costs for activities including advertisements and trade shows. We expect that sales and marketing expenses will increase in the future as we hire additional personnel, expand our operations globally, initiate additional marketing programs, establish sales offices in new locations worldwide and incur additional costs related to the growth of our business and our operations.

         General and administrative expenses consists primarily of salaries and related costs of operations and finance personnel including stock-based compensation as well as costs for our operating facilities, recruiting expenses, professional fees and telecommunication costs. We expect that our general and administrative expenses will increase in the future as we hire additional personnel, expand our operations domestically and internationally and incur additional costs related to the growth of our business and our operations as a public company.

 In February 1999, we entered into a private placement of our Series A redeemable convertible preferred stock which provided proceeds of approximately $8 million net of transaction costs. We used the proceeds from this transaction to begin hiring personnel in all areas, to begin a significant advertising and branding campaign and to continue design and development of our technology products and infrastructure. Additionally, we completed the private placement of our Series B redeemable convertible preferred stock in October 1999, which provided proceeds of approximately $19.6 million net of transaction costs. The proceeds from the Series B private placement were also reduced by $2.4 million relating to the conversion of a bridge loan provided by ITP prior to completion of the Series B transaction.

         We completed the acquisition of the Flower Purchase Network in August 1999. The aggregate purchase price for this acquisition was approximately $1.5 million, primarily paid for in our common stock and the assumption of approximately $0.3 million in debt. Although the acquisition involved an established B2B e-commerce trading platform with user traffic, the trading system had minimal revenues associated with them prior to our acquisition. The acquisition was accounted for under the purchase method of accounting.

         We have a limited operating history and have incurred losses in every quarter of operations. Our accumulated deficit as of December 31, 1999 was $45.4 million and we expect to continue to incur losses as we build brand identity and technology infrastructure to allow us to maintain our position as a leader in the B2B e-commerce market for the perishable products industries.

         In view of the rapidly evolving nature of our business and its limited operating history, we believe that period-to-period comparisons of our operating results, including our gross profit and operating expenses as a percentage of net sales, are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors--Fluctuations In Our Operating Results May Affect Our Stock Price."

RESULTS OF OPERATIONS

         The following is derived from our audited consolidated financial statements.

COMPARISON OF YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

         REVENUES. Revenue for the year ended December 31, 1999 was $0.04 million. Revenue was generated primarily from transaction revenue and from the number of advertisers that displayed advertisements on our sites.

         PRODUCT AND TECHNOLOGY DEVELOPMENT. Product and technology development expenses consist primarily of payroll and benefits for employees dedicated to the design and maintenance of our technology infrastructure a well as for employees involved in the aggregation and editing of content for our sites. Product and technology development expenses also include fees paid to content providers and connectivity costs for our network. Product and technology development expenses for the year ended December 31, 1999 increased by approximately $2.5 million over the year ended December 31, 1998. The primary reason for this increase was the increase in headcount from 6 as of December 31, 1998 to 29 as of December 31, 1999.

         SALES AND MARKETING. Sales and marketing expenses for the year ended December 31, 1999 increased by approximately $4.9 million over the year ended December 31, 1998. The primary reason for this increase was the launch of our domestic and international branding campaign which included advertisements in several industry and trade publications, and participation at trade shows worldwide. Additionally, our sales and marketing department increased from 5 employees as of December 31, 1998 to 43 employees as of December 31, 1999.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses for the year ended December 31, 1999 increased by approximately $0.6 million over the year ended December 31, 1998. The primary reason for this increase was the hiring of personnel in all support departments, the cost of professional fees particularly audit, tax and legal as well as travel costs. Our headcount increased from 7 as of December 31, 1998 to 23 as of December 31, 1999. Additionally, our occupancy costs increased as our headcount growth required that we expand our headquarter offices and add offices in other locations outside the U.S.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of amortization of intangibles including goodwill relating to our acquisitions and a non-compete agreement. Depreciation and amortization expenses for the year ended December 31, 1999 increased by approximately $0.5 million over the year ended December 31, 1998 due to the acquisition of FPN in August 1999 and additions in property and equipment.

         STOCK-BASED COMPENSATION. Stock-based compensation expenses consist of the amortization of deferred stock compensation resulting from the grant of stock options at exercise prices deemed to be less than the fair value of the common stock on the grant date. At December 31, 1999, deferred stock compensation, which is a component of stockholders' equity, was $4.9 million. This amount is being amortized ratably over the vesting periods of the applicable stock options, typically four years, with either 25% cliff vesting or 28% vesting on the first anniversary of the grant date and the balance vesting 2% monthly thereafter. We expect to incur stock-based compensation expense of at least $1.6 million in 2000, 2001 and 2002.

NET OPERATING LOSSES AND TAX CREDIT CARRYFORWARDS.

         As of December 31, 1999, we had approximately $8.6 million of state and federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Such net operating loss carryforwards begin to expire in 2009, to the extent that they are not utilized. We have not recognized any benefit from the future use of loss carryforwards since inception. Management's evaluation of all the available evidence in assessing realizability of the tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize the tax benefits currently. In addition, the net operating loss carryforwards could be limited in future years if there is a significant change in our ownership.

LIQUIDITY AND CAPITAL RESOURCES

         From inception, we have financed our operations through private sales of our common stock and redeemable convertible preferred stock. During the year ended December 31, 1999, we raised approximately $28 million through sales of our redeemable convertible preferred stock, including $8 million and $20 million raised in the first and fourth quarters of 1999, respectively.

         Net cash used in operating activities was approximately $0.5 million for the year ended December 31, 1998 and $7.8 million for the year ended December 31, 1999. This use of cash was primarily attributable to our net losses in each of those periods. In 1999, the net loss was offset by a non-cash stock-based compensation charge and a significant increase in our accounts payable and accrued compensation.

         Net cash used in investing activities was approximately $0.02 million for the year ended December 31, 1998 and $5.7 million for the year ended December 31, 1999 an increase primarily attributable to the acquisition of technology equipment and the development of software which represented $2.9 million of cash payments as of December 31, 1999.

         Net cash provided by financing activities was approximately $0.6 million for the year ended December 31, 1998 and $24 million for the year ended December 31, 1999. In addition to the sales of our Series A and Series B redeemable convertible preferred stock, which provided proceeds of approximately $21.4 million, we obtained an advance of $2.4 million from an investor during the year ended December 31, 1999. The advance was subsequently discharged in exchange for shares of our Series B redeemable convertible preferred stock.

         As of December 31, 1999, we had approximately $10.6 million in cash and cash equivalents. In addition, we had a $3.8 million receivable from investors in the Series B private placement. As of February 4, 2000, approximately $3.3 million had been received.

         We expect to continue to incur losses and to utilize cash in our operations for the next several years. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated requirements for at least the next 12 months. We expect that we will need to raise additional funds, including through equity offerings, in the future in order to successfully implement our strategy.

         In addition, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to those accruing to holders of our common stock, and the terms of this debt could impose restrictions on our operations. The sale of additional equity or debt securities could result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned technology or product development and sales and marketing efforts, which could harm our business.

YEAR 2000 READINESS

         The Year 2000 issue refers to the potential for system and processing failures of date-related calculation, and is the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, operate our sites, send invoices, or engage in similar normal business activities.

         To date, we have not experienced any material Year 2000 issues and have not been informed by our material suppliers and vendors that they have experienced material Year 2000 issues. We have not spent a material amount on Year 2000 compliance issues. Most of our expenses have related to the operating costs associated with time spent by employees and consultants in the evaluation process and Year 2000 compliance matters generally.

         If we fail to identify a remedy to any non-compliant internal or external Year 2000 problems, or Year 2000 problems create a systemic failure beyond our control, including a prolonged telecommunications or electrical failure or a prolonged failure of third party software on which we rely, we could be prevented from operating our business and permitting users access to our sites. Such an occurrence would have a negative impact on our business.

MARKET RISK

         To date, our results of operations have not been impacted materially by inflation in the United States, Holland or in the countries that comprise Latin America.

         Although approximately 50% of our revenues generated in 1999 are denominated in U.S. dollars, an increasing percentage of our revenues will likely be denominated in foreign currencies. As a result, our revenues may be impacted by fluctuations in these currencies and the value of these currencies relative to the U.S. dollar. In addition, a portion of our monetary assets and liabilities and our accounts payable and operating expenses are denominated in foreign currencies. Therefore, we are exposed to foreign currency exchange risks. We have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic loss and a negative impact on earnings and equity as a result of foreign currency exchange rate fluctuations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Historically, we have not entered into derivative contracts to hedge existing risks or for speculative purposes. Accordingly, we do not expect the adoption of the new standard on January 1, 2001 to affect our financial statements.

ITEM 3. PROPERTIES

         Our corporate headquarters are located at 9677 Tradeport Drive in an office facility in Orlando, Florida, where we lease approximately 24,675 square feet under the terms of a lease which expires in April 2003 for a monthly fee of $25,000. For our European operations, we maintain two offices in Amsterdam, Netherlands where we lease approximately 5,400 square feet under leases which expire in 2002 for a monthly fee of $5,200. We also lease a small corporate office in Jerusalem, Israel under a lease that expires in December 2000 for a monthly fee of $750. We utilize sales offices in Quito, Ecuador and Bogota, Colombia for which we are not obligated to pay rent but for which we incur costs related to consulting arrangements with third parties. We believe that our existing facilities are adequate to support our existing operations and that, if needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth information regarding the beneficial ownership of World Commerce's common stock as of December 31, 1999, by the following individuals or groups:

         o each person or entity who we know beneficially owns more than 5.0% in the aggregate of our outstanding common stock;
         o each of the executive officers named in the Summary Compensation
           Table;
         o each of our directors; and
         o all directors and executive officers as a group.

         Unless otherwise indicated, the address of each of the individuals listed in the table is c/o World Commerce, 9677 Tradeport Drive, Orlando, Florida 32827. To our knowledge, except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

         The percentage of beneficial ownership in the following table is based upon 15,435,357 shares of common stock outstanding as of December 31, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock issuable under options, warrants or other conversion rights that are presently exercisable or exercisable within 60 days of December 31, 1999 are deemed to be outstanding and beneficially owned by the person holding the options, warrants or conversion rights for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.


                                                    NUMBER OF SHARES             SHARES BENEFICIALLY OWNED AS A
        NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED           PERCENTAGE OF CLASS OUTSTANDING
        ------------------------                   ------------------           -------------------------------
Robert H. Shaw............................             1,299,776(1)                          8.3%
Mark E. Patten............................                25,000                             *
J. Keith Money............................               377,500(2)                          2.4%
Henry R. Winogrond........................                80,000(3)                          *
John R. Daniel II.........................                81,070(4)                          *
Jacobus N. Kras...........................                80,000(5)                          *
Michael W. Poole..........................               225,000(6)                          1.4%
David R. Parker...........................             5,635,000(7)                         26.7%
Interprise Technology Partners, L.P.......             5,610,000(8)                         26.7%
William A. Mobley, Jr.....................             1,767,500(9)                         11.5%
Larry L. Murphy...........................             2,510,750(10)                        16.3%
Kenneth B. Cobb II........................               615,000(11)                         4.0%
All directors and executive officers as a
   group (9 persons)......................             7,868,346                            36.0%

--------------------

* Less than one percent.

(1) Includes 139,776 shares of common stock subject to options either currently exercisable or exercisable by Mr. Shaw within 60 days of December 31, 1999. Includes 1,160,000 shares of common stock held jointly between Mr. Shaw and his spouse, and each person, acting individually, may vote and/or dispose of all of such shares.

(2) Includes 96,000 shares of common stock subject to options either currently exercisable or exercisable by Mr. Money within 60 days of December 31, 1999.

(3) All 80,000 shares of common stock are subject to options either currently exercisable or exercisable by Mr. Winogrond within 60 days of December 31, 1999.

(4) Includes 80,000 shares of common stock subject to options either currently exercisable or exercisable by Mr. Daniel within 60 days of December 31, 1999. Also includes 70 shares of common stock in the name of Mr. Daniel's grandson as to which Mr. Daniel has sole voting and dispositive power over such shares.

(5) All 80,000 shares of common stock are subject to options either currently exercisable or exercisable by Mr. Kras within 60 days of December 31, 1999.

(6) Includes 25,000 shares of Series B preferred stock which are immediately convertible into 25,000 shares of common stock. Includes a warrant representing the right to purchase 100,000 shares of common stock held by a trust of which Mr. Poole is the sole trustee and exercises sole voting and dispositive power over such shares. Includes a warrant representing the right to purchase 100,000 shares of common stock held by Poole Carbone Capital Partners, Inc. for which Mr. Poole is the controlling principal and exercises sole voting and dispositive power over such shares.

(7) Mr. Parker, individually, owns 25,000 shares of Series B preferred stock which are immediately convertible into 25,000 shares of common stock. Interprise Technology Partners, L.P., a Delaware limited partnership, owns 4,000,000 shares of Series A preferred stock which are immediately convertible into 4,000,000 shares of common stock; 1,250,000 shares of Series B preferred stock which are immediately convertible into 1,250,000 shares of common stock; an option, which is immediately exercisable, to purchase 250,000 shares of Series A preferred stock which are immediately convertible into 250,000 shares of common stock; and a warrant, which is immediately exercisable, representing the right to purchase 110,000 shares of Series B preferred stock which are immediately convertible into 110,000 shares of common stock. Miller Technology Management, L.P., a Delaware limited partnership, is the general partner of Interprise Technology Partners, L.P. MTM I, LLC, a Delaware limited liability company, is the general partner of Miller Technology Management, L.P. Mr. David Parker and Mr. Edmund Miller each own a 50% interest in MTM I, LLC, and Mr. Parker and Mr. Miller must both agree on the voting and disposition of shares held by Interprise Technology Partners, L.P. The address for each of Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Mr. Parker and Mr. Miller is 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131.

(8)  See Footnote No. 7.

(9) Shares are held jointly between Mr. Mobley and his spouse, and each person, acting individually, may vote and/or dispose of all of such shares. The address of Mr. and Mrs. Mobley is 57 West Pine Street, Orlando, Florida 32801.

(10) The address of Mr. Murphy is 210 Riverside Drive, Melbourne Beach, Florida 32951.

(11) Includes 315,000 shares held jointly between Mr. Cobb and his spouse, and each person, acting individually, may vote and/or dispose of all of such shares. Includes 250,000 shares held jointly between Mr. Cobb and Charles
     T. Black, Jr., and each person, acting individually, may vote and/or dispose of all of such shares. Includes a warrant representing the right to purchase 50,000 shares of common stock and such warrant is exercisable immediately. The address of Mr. Cobb and Mr. Black is 740 Florida Central Parkway, Suite 2000, Longwood , Florida 32750.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         Our directors, executive officers and significant employees, and their ages as of December 31, 1999, are as follows:


          NAME                             AGE                        POSITION
          ----                             ---                        --------
Robert H. Shaw                             56      Chairman of the Board and Chief Executive Officer
Mark E. Patten                             36      Chief Financial Officer and Executive Vice President
J. Keith Money                             45      Chief Marketing Officer and Executive Vice President
Henry R. Winogrond                         57      Executive Vice President of Business Development
John R. Daniel II                          55      Executive Vice President of Operations
Eugenio M. Valdes                          42      Chief Operating Officer Floraplex Americas
Jacobus N. Kras                            50      Executive Vice President for Europe
David R. Parker(1)(2)                      56      Director
Michael W. Poole(1)(2)                     43      Director

-------------
(1) Member of the compensation committee.

(2) Member of the audit committee

         Set forth below is certain information regarding the professional experience for each of the above-named persons.

         ROBERT H. SHAW has served as our Chairman and Chief Executive Officer since October 1998. From October 1997 to October 1998 Mr. Shaw was Chief Executive Officer of Roundabout Logic, Inc., a leader in immersive imaging technology. From 1995 to October 1997 Mr. Shaw was Chairman and Chief Executive Officer of Galacticom, Inc., a worldwide leader of multi-user communications software and e-commerce systems with an international customer base of more than 20,000 users. Mr. Shaw received a bachelors degree in electrical engineering from Northeastern University.

         MARK E. PATTEN has served as our Chief Financial Officer and Executive Vice President since October 1999. From February 1998 to October 1999, Mr. Patten was Vice President and Chief Accounting Officer of Vistana, Inc., a publicly traded timeshare resort developer. Prior to that, Mr. Patten was a partner in the Information Risk Management practice of KPMG Peat Marwick LLP from July 1997 to January 1998 and a Senior Manager with KPMG for a period of four years prior to his election into the partnership including a two year rotation in KPMG's Executive Office in the Department of Professional Practice. Mr. Patten has a bachelors degree in accounting from the University of Florida and is a Certified Public Accountant in Georgia.

         J. KEITH MONEY has served as our Chief Marketing Officer and Executive President since October 1998. From October 1997 to September 1998 Mr. Money was Vice President of Sales and Marketing and Chief Operating Officer of Roundabout Logic, Inc. From 1995 to September 1997 Mr. Money was Director of Sales for Galacticom, Inc. Mr. Money received a bachelors degree in liberal arts and history from Wingate University.

         HENRY R. WINOGROND has served as our Executive Vice President of Business Development since January 1999. From January 1996 to December 1998 Mr. Winogrond was President of Great Lakes Floral Services, Inc., a provider of investment consulting services in the floriculture industry. From January 1995 to December 1995 Mr. Winogrond was President of Bouquet Connection de los Andes, a fresh cut flower importer. For the preceding seven years Mr. Winogrond was President of Southern Rainbow, a fresh cut flower grower and importer. Mr. Winogrond was also with Dole Food Company for seventeen years. Mr. Winogrond has a bachelors degree in business administration from the University of Wisconsin and an MBA from Stanford University.

         JOHN R. DANIEL II has served as our Executive Vice President of Operations since April 1999. Prior to joining WCO Mr. Daniel served in several positions at U.S. Petroleum Construction, a petroleum equipment installation company, including his last position as Vice President and General Manager, from October 1997 to April 1999. From October 1993 to July 1997 Mr. Daniel served in several positions with Omega, a petroleum equipment installation company, including his last position as President of the Southeast region. The previous 25 years of Mr. Daniel's career were spent in various management positions in the computer technology industry.

         EUGENIO M. VALDES has served as our Chief Operating Officer of the Floraplex Americas division since July 1999. From May 1998 to June 1999 Mr. Valdes was President of Dole Fresh Flowers, a division of Dole Food Company. From June 1996 to May 1998 Mr. Valdes was President of Sunburst Farms, the largest grower and leading distributor of fresh-cut flowers worldwide, prior to its acquisition by Dole. For the preceding 10 years Mr. Valdes served in varying sales, marketing and financial executive management positions with Sunburst. Mr. Valdes received his bachelors degree in business from the University of Miami and MBA from Nova Southeastern University.

         JACOBUS N. KRAS has served as Executive Vice President for Europe since July 1999. Since 1991, Mr. Kras has served as President of Hortimarc B.V., a consultancy company to the horticulture industry based in Amsterdam, The Netherlands. From 1980 to 1991 Kras was with the Dutch Association of Flower Auctions serving as Chief Executive Officer from 1985 to 1991. Mr. Kras is Chairman of the Board of Jac van Dillewijn B.V., a hardgood supplier in Aalsmeer, Holland, and a director of Hazera Holding International, an Israeli breeder of vegetable seeds. Mr. Kras is also member of the board of directors of the Dutch Association of Agriculture Law. Mr. Kras has a bachelors degree and masters degree in law from the University of Amsterdam and an MBA from the University of Nijenrode.

         DAVID R. PARKER has served as a Director since February 1999. Mr. Parker is founder and Managing Principal of Interprise Technology Partners, L.P., a venture capital fund focused on Internet and information technology investments founded in January 1999. From 1992 to May 1998 Mr. Parker was Chairman of ProSource Distribution Services, Inc., a leading U.S. food services distributor which was sold for cash to AmeriServe Inc. in May 1998. From May 1998 to August 1998, Mr. Parker was Vice Chairman of AmeriServe, Inc. overseeing the integration of ProSource into AmeriServe, until he resigned from the Company in August 1998, but remained on the board of directors until he resigned from the board in November 1999. Mr. Parker is a director of Tupperware, Inc. and Applied Graphics Technologies Inc. Mr. Parker earned a bachelors degree in engineering from the University of Texas and an MBA from Harvard University, where he was a Baker Scholar.

         MICHAEL W. POOLE has served as a Director since February 1999. Mr. Poole is a member of the Board of Directors of the Federal Reserve Bank of Atlanta (Jacksonville, Florida branch). Since 1997, Mr. Poole has been a principal with Poole Carbone Eckbert, Inc., an investment banking firm providing traditional corporate finance services to middle market companies. Since 1986 Mr. Poole has been President of Blaker Investment Company, a private investment firm owned by Mr. Poole. Mr. Poole received his bachelors degree in finance from the University of Florida and his MBA from Rollins College.

BOARD OF DIRECTORS AND COMMITTEES

         Our bylaws provide for a board of directors consisting of at least 1 but no more than 9 individuals who are elected at the annual meeting and serve for 1 year and until their successor is elected and qualified.

         The board of directors has a compensation committee and an audit committee.

         COMPENSATION COMMITTEE. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to the executive officers and directors of World Commerce and its subsidiaries including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on stock compensation arrangements for all of our employees. The compensation committee also administers our 1999 Stock Option Plan. The current members of the compensation committee are David Parker and Michael Poole, with Mr. Parker chairing the committee.

         AUDIT COMMITTEE. The audit committee of the board of directors is responsible for reviewing and monitoring the corporate financial reporting and the internal and external audits of World Commerce, including, among other things, our internal audit and control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal requirements that have a significant impact on our financial reports. The audit committee also is responsible for consulting with our management and our independent auditors regarding the preparation of financial statements and, as appropriate, initiating inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Mr. Parker and Mr. Poole, with Mr. Poole chairing the committee.

DIRECTOR COMPENSATION

         We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. We may, at our discretion, grant stock options and other equity awards to our non-employee directors from time-to-time pursuant to our 1999 Stock Option Plan or otherwise. In January 1999, we issued a warrant to the Michael W. Poole Trust representing the right to purchase 100,000 shares of our common stock of which Mr. Poole is the trustee, at an exercise price of $2.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The compensation committee of the board of directors consisted in 1999, and currently consists of, David Parker and Michael Poole. There were no compensation committee interlocks during our last fiscal year.

ITEM 6. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth compensation information for the fiscal year ended December 31, 1999 paid by us for services by our Chief Executive Officer and our other executive officers whose total salary and bonus for that fiscal year exceeded $100,000, collectively referred to below as the "named executive officers." None of the executive officers received total compensation of at least $100,000 prior to fiscal year 1999.

                    SUMMARY COMPENSATION IN LAST FISCAL YEAR


                                            ANNUAL
                                         COMPENSATION            LONG-TERM COMPENSATION AWARDS
                                         ------------     ------------------------------------------
                                                          RESTRICTED STOCK       SECURITIES                ALL OTHER
     NAME AND PRINCIPAL POSITION         SALARY(3) ($)      AWARD(s)($)     UNDERLYING OPTIONS (#)      COMPENSATION ($)
-----------------------------------      -------------    ----------------  ----------------------      ----------------
Robert H. Shaw,(1)                          129,300             --                  436,800                25,400(6)(7)
   Chief Executive Officer

Mark E. Patten,                              39,600         100,000(4)              200,000                 1,000(8)
   Chief Financial Officer

J. Keith Money,                             108,400             --                  300,000                25,000(6)(7)
   Chief Marketing Officer

Henry R. Winogrond,                         132,794             --                  250,000                16,400(6)(7)
   Executive VP of Bus. Development

John R. Daniel II,                          109,700             --                  250,000                 4,200(7)
   Executive VP of Operations

Jacobus N. Kras,                             90,000             --                  250,000                   --
   Executive VP for Europe

Kenneth B. Cobb II,(2)                      118,500             --                  100,000(5)              4,200(7)
   former Chief Financial Officer

---------------------

(1) For the fiscal year ended December 31, 1998, Mr. Shaw received compensation in the form of consulting fees paid to a company controlled by Mr. Shaw in the amount of $30,045. Also, Mr. Shaw was issued 1,200,000 shares of our common stock in September 1998 for services rendered in facilitating the voluntary share exchange between us and World Commerce Online-Floraplex.
(2) Mr. Cobb held the position of Chief Financial Officer until his resignation in September 1999.
(3) Does not represent a full year of salary because no person listed was paid a salary at the beginning of the fiscal year. See footnote 6.
(4) Represents 25,000 shares valued at $5.38 per share issued in October 1999 in connection with the start of employment.
(5) Reflects issuance of two warrants in September 1999 representing the right to purchase 50,000 shares of our common stock at an exercise price of $8 and $2 per share, respectively.
(6) Other compensation includes payments to Mr. Shaw, Mr. Money and Mr. Winogrond as consultants prior to full-time employment in the amount of $21,200, $20,800, and $12,200, respectively.
(7) Includes an automobile allowance in an amount of $4,200.
(8) Automobile allowance in an amount of $1,000.

OPTION GRANTS TABLE

         The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999 to each of the named executive officers. No stock appreciation rights were granted to these individuals during that year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                   INDIVIDUAL GRANTS
                       -----------------------------------------
                                      % OF TOTAL                                                   POTENTIAL REALIZABLE VALUE
                        NUMBER OF       OPTIONS                                                     AT ASSUMED ANNUAL RATES
                       SECURITIES     GRANTED TO        EXERCISE                                   OF STOCK PRICE APPRECIATION
                       UNDERLYING    EMPLOYEES IN        OR BASE                                        FOR OPTION TERM(4)
                         OPTIONS        FISCAL           PRICE      EXPIRATION   MARKET PRICE   --------------------------------
        NAME           GRANTED(1)        YEAR           ($)/(Sh)      DATE(2)    ($)(Sh)(3)       5%($)      10%($)       0%($)
-------------------    ----------    ------------       --------    ----------   ------------   ---------  ----------   ---------
Robert H. Shaw          236,800           8.4%            2.00       10/18/09        5.38       1,596,175   2,821,223     797,680

                        200,000           7.1%            8.00       10/18/09        5.38         152,691   1,190,867          --

Mark E. Patten          126,876           4.5%            2.00       10/18/09        5.38         858,959   1,518,200     429,260

                         73,124           2.6%            5.38       10/18/09        5.38         246,992     625,926          --

J. Keith Money          300,000          10.6%            2.00       10/18/09        5.38       2,029,036   3,586,300   1,014,000

Henry R. Winogrond      250,000           8.9%            2.00       10/18/09        5.38       1,690,863   2,988,584     845,000

John R. Daniel II       200,000           7.1%            2.00       10/18/09        5.38       1,352,691   2,390,867     676,000

                         50,000           1.8%            8.00       10/18/09        5.38          38,173     297,717          --

Jacobus N. Kras         250,000           8.9%            2.00       10/18/09        5.38       1,690,863   2,988,584     845,000

Kenneth B. Cobb II           --           --               --             --          --              --         --           --

--------------------
(1) All options were granted as of October 18, 1999. All options granted to everyone other than Mr. Patten vest 28% on January 1, 2000, and 2% on the first of each successive month thereafter. The options granted to Mr. Patten vest 28% on October 18, 2000 and 2% on the eighteenth of each successive month thereafter.

(2) Each of the options has a ten-year term. However, the options will terminate earlier if the optionee's employment is terminated or the Company is liquidated, dissolved, reorganized or there is a change in control.

(3) The fair market value of our common stock was determined on the basis of the closing sale price of our common stock on October 15, 1999, pursuant to the terms of our 1999 Stock Option Plan.

(4) The assumed 5%, 10% and 0% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of our common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions, and the optionholder's continued employment through the vesting period. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grants made to these executive officers. The potential realizable value is based on the assumption that the common stock price appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the option period. The actual value, if any, a named executive officer may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised, if the executive were to sell the shares on the date of exercise, so there is no assurance that the value realized will be equal to or near the potential realized value as calculated in this table.

AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

         The following table sets forth information concerning the year-end number and value of unexercised options for each of the named executive officers. None of the individuals listed below exercised any options during the last fiscal year.

       AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                                 OPTION VALUES


                                                NUMBER OF SECURITIES UNDERLYING   VALUE OF UNEXERCISED IN-THE-MONEY
                                                    UNEXERCISED OPTIONS AT                    OPTIONS AT
                                                     DECEMBER 31, 1999(#)              DECEMBER 31, 1999($)(1)
                                                -------------------------------   ---------------------------------
NAME                                            EXERCISABLE      UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
-------------------                             -----------      --------------   ------------       --------------
Robert H. Shaw                                        -              436,800            -               5,517,984

Mark E. Patten                                        -              200,000            -               2,828,865

J. Keith Money                                        -              300,000            -               4,614,000

Henry R. Winogrond                                    -              250,000            -               3,845,000

John R. Daniel II                                     -              250,000            -               3,545,000

Jacobus N. Kras                                       -              250,000            -               3,845,000

Kenneth B. Cobb II                                    -                    -            -                       -

---------------

(1) The fair market value of our common stock on December 31, 1999 was $17.38. These values have been calculated based on a price of $17.38 per share, minus the applicable per share exercise price.

EMPLOYMENT AGREEMENTS

         The following named executive officers have signed employment agreements with us:

         Pursuant to an employment agreement dated October 18, 1999, we agreed to pay Robert H. Shaw an annual salary of $225,000 to serve as our Chief Executive Officer. In accordance with the offer terms, Mr. Shaw, on October 18, 1999, was granted 236,800 options to purchase our common stock at an exercise price per share of $2 and 200,000 options to purchase our common stock at an exercise price per share of $8. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay Mark E. Patten an annual salary of $180,000 to serve as Executive Vice President and Chief Financial Officer and as of October 18, 1999 granted Mr. Patten 126,876 options to purchase our common stock at an exercise price per share of $2.00 and 73,124 options to purchase our common stock at an exercise price per share of $5.38. In addition, on October 18, 1999, Mr. Patten was granted and issued 25,000 shares of our common stock and provided $25,000, as well as, a loan of up to $25,000 in connection with the related tax impact. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay J. Keith Money an annual salary of $180,000 to serve as our Chief Marketing Officer and as of October 18, 1999, granted Mr. Money 300,000 options to purchase our common stock at an exercise price per share of $2. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay Henry R. Winogrond an annual salary of $180,000 to serve as our Executive Vice President of Business Development and as of October 18, 1999, granted Mr. Winogrond 250,000 options to purchase our common stock at an exercise price per share of $2. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18, 1999, we agreed to pay John R. Daniel II an annual salary of $180,000 to serve as our Executive Vice President of Operations and as of October 18, 1999, granted Mr. Daniel 200,000 options to purchase our common stock at an exercise price per share of $2 and 50,000 options to purchase our common stock at an exercise price per share of $8. See "Option Grants Table."

         Pursuant to an employment agreement with substantially similar provisions as Mr. Shaw dated October 18 1999, we agreed to pay Jacobus N. Kras an annual salary of $180,000 to serve as our Executive Vice President for Europe and as of October 18, 1999, granted Mr. Kras 250,000 options to purchase our common stock at an exercise price per share of $2. See "Option Grants Table."

         Each of the employment agreements described above provide that in the event we terminate the executive without "cause" (as defined), or the executive terminates his employment with "good reason" (as defined), other than in the case of a "change in control" (as discussed below), that executive will be entitled to severance payments equaling that executive's annual salary and benefits for a one-year period from the date of termination. In the event the terminated executive finds a new employment, we will be able to cease making or reduce the severance payments and benefits. If an executive's employment is terminated by us without cause or by the executive with good reason, in either case in anticipation of, in connection with or within one year after a "change in control" (as defined), his salary will be continued for one year, his benefits will be continued for one year (subject to cessation if the executive is entitled to similar benefits from a new employer), each executive will agree to preserve the confidentiality and the proprietary nature of all information relating to the Company and our business. Each executive's agreement includes certain non-competition and non-solicitation provisions.

EMPLOYEE BENEFIT PLANS

         Our board of directors adopted our 1999 Stock Option Plan in July 1999 and our stockholders approved the adoption of the plan on October 18, 1999. The compensation committee of the board of directors amended the plan in December 1999 by deleting a method of payment of the exercise price. We have reserved 3,000,000 shares of common stock for issuance under the plan, of which options to purchase 2,813,800 shares were outstanding as of December 31, 1999.

         The plan provides for grants of incentive stock options, and nonqualified stock options, to our designated employees, advisors and consultants, and to non-employee directors. No more than 500,000 shares in the aggregate may be granted to any individual in any calendar year. If options granted under the plan expire or are terminated for any reason without being exercised, or are forfeited, the shares of common stock underlying such grant will again be available for purposes of the plan.

         The compensation committee of the board of directors administers and interprets the plan. The compensation committee will consist of two or more persons appointed by the board of directors from among its members, each of whom must be a "non-employee director" as defined by Rule 16b-3 under the Securities Exchange Act of 1934, and an "outside director" as defined by
Section 162(m) of the

Internal Revenue Code of 1986 and related Treasury regulations. The compensation committee has complete discretion to make all decisions relating to the interpretation and operation of the Plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

         The exercise price for incentive stock options granted under the plan, which may only be granted to employees, may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or by other means, including a cashless exercise method as determined by the committee.

         The compensation committee may amend or terminate the plan at any time. If the compensation committee amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The plan will continue in effect until the tenth anniversary of its effective date, unless the compensation committee decides to terminate the plan earlier or extend it with the approval of the stockholders.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ISSUANCES OF STOCK

         In March 1999, we sold to Interprise Technology Partners 4,000,000 shares of our Series A convertible preferred stock at a purchase price of $2 per share. Pursuant to the terms of the Stock Purchase Agreement, ITP has the right to elect one member to our board of directors. ITP elected David Parker as its representative on our board of directors. In addition, in connection with the Series A transaction, we granted an option to ITP to purchase an additional 250,000 shares of Series A convertible preferred stock exercisable at any time over the next 5 years. In December 1999, we sold to ITP 1,250,000 shares of our Series B convertible preferred stock at a purchase price of $4 per share. In connection with the sale of the Series B convertible preferred stock and a $2.4 million bridge loan provided by ITP, we issued to ITP a warrant representing the right to purchase up to 110,000 shares of our Series B convertible preferred stock at an exercise price of $4 per share. See "Description of Registrant's Securities." In addition, we sold 25,000 shares of our Series B convertible preferred stock to each of David Parker and Michael W. Poole, individually, at a purchase price of $4 per share. In December 1999, we also sold 25,000 shares of our Series B convertible preferred stock to other affiliates of ITP at a purchase price of $4 per share.

         In October 1999, we issued 25,000 shares of our common stock to Mark
E. Patten in connection with the start of his employment with us as our Chief Financial Officer and Executive Vice President.

CONSULTING ARRANGEMENTS

         In 1996, we entered into a five year exclusive agreement with Hortimarc B.V., a consulting business owned by Jacobus N. Kras, our Executive Vice President for Europe as of October 1999, for the development of our marketing and sales initiatives in the European market. The contract provided for compensation to Hortimarc based upon time and materials billed. This agreement was terminated upon the execution of an employment agreement with Mr. Kras. However, we continue to utilize limited services of Hortimarc for which we incur costs for time and materials. In 1999, we remitted $98,300 to Hortimarc under the aforementioned agreement and activities conducted after the termination of such agreement.

         In January 1999, we entered into a two year agreement with Poole Carbone Capital Partners, Inc., of which Mr. Poole as of December 31, 1999 was the controlling principal, to receive financial and investment banking services. In connection with this agreement we issued to Poole Carbone Capital Partners two warrants each representing the right to purchase 50,000 shares of our common stock at exercise prices of $12 and $10 per share, respectively.

         In August 1999, in connection with the acquisition of FPN, we entered into a four year consulting agreement with Jobo Holdings B.V., a consulting business owned by Nils Van Beek, providing for the performance of advisory services to us on matters pertaining to sales and product marketing for Europe, Africa and the Middle East. The agreement provides annual compensation of $150,000, and annual incentive compensation of $80,000 payable quarterly based upon achievement of agreed-upon levels of transaction volume. In connection with the acquisition of FPN, we also issued to Nils Van Beek a warrant representing the right to purchase 100,000 shares of our common stock at an exercise price of $11.50 per share.

         The foregoing transaction between us and our affiliates were negotiated upon our behalf by our management. We believe that such transactions are in compliance with our policy that transactions with affiliates be on terms at least as favorable as could have been reasonably obtained from an unaffiliated third party. We anticipate that all future transactions with our affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to us then could be obtained from unaffiliated third parties.

ITEM 8. LEGAL PROCEEDINGS

         We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operation or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe third party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our shares of common stock are traded over-the-counter on the OTC Bulletin Board under the symbol "WCOL." The following table sets forth for the periods indicated the high and low bid prices of our common stock, as reported in published financial sources. The quotations reflect prices between dealers in securities, without retail mark-up, mark-down or commission, and may not represent actual transactions.

         Upon the effectiveness of this registration statement, we intend to apply to list our shares on the Nasdaq National Market, whereupon our shares would cease to be quoted on the OTC Bulletin Board. There can be no assurance that we will be able to obtain or maintain any such listing for our shares.


                                                                                            Common Stock
                                                                                   -----------------------------
                                                                                    High                   Low
                                                                                   -------              --------
Fiscal Year Ending December 31, 2000
     First Quarter(1)..................................................            25                   13 11/16


                                                                                   -----------------------------
                                                                                    High                   Low
                                                                                   -------              --------
Fiscal Year Ended December 31, 1999
     Fourth Quarter....................................................            16 1/2                5 1/6
     Third Quarter.....................................................            16 5/8                5
     Second Quarter....................................................            14 1/8                4 7/8
     First Quarter.....................................................             7 3/8                2 1/8


                                                                                   -----------------------------
                                                                                    High                   Low
                                                                                   -------              --------
Fiscal Year Ended December 31, 1998
     Fourth Quarter....................................................             3 3/4                2
     Third Quarter (commencing September 9, 1998)(2)...................             2 1/2                2 1/2

-------------------

(1) As of February 7, 2000.
(2) Trading was commenced under the symbol SUEX.

         As of December 31, 1999, there were 15,435,357 shares of common stock outstanding, held by approximately 74 shareholders of record.

         We have never declared or paid any cash dividends on our common stock and do not anticipate declaring or paying cash dividends on our common stock in 2000 or in the foreseeable future. We currently intend to retain future earnings to finance operations and fund the growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect of the payment of dividends and other factors that our board of directors may deem relevant.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below in chronological order is information regarding the number of shares of common stock and preferred stock sold by us and the number of options and warrants issued by us within the past three years, and the consideration received by us for such shares, options and warrants. None of the securities were registered under the Securities Act. In the opinion of World Commerce, the sale or issuance of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, except as otherwise noted for the 1,705,000 shares sold or issued in reliance upon Rule 504, as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were fixed to the share certificates issued in such transactions. All recipients had an opportunity to ask questions about us and had adequate access to information about us. No sales of securities involved the use of an underwriter and no commissions were paid in connection with the sale or issuance of any securities.

         On September 10, 1998, we issued 7,020,000 shares of our common stock to World Commerce Online-Floraplex in exchange for all its outstanding shares of common stock.

         On September 23, 1998, we issued 3,380,000 shares of our common stock to Consolidated Capital Group, Inc., PowWow, Inc., Roger Tichenor, Douglas Hackett, Robert Shaw, Keith Money and Charles T. Black, Jr. and Kenneth B. Cobb, II, as joint tenants, as consideration for services rendered in facilitating the voluntary share exchange between us and World Commerce Online-Floraplex.

         Between September 25, 1998 and February 1, 1999, we sold 1,615,000 shares of our common stock to 27 persons at a purchase price of $.50 per share. The sale of the securities was deemed to be exempt from registration under the Securities Act in reliance upon Rule 504 of the Securities Act as a transaction by an issuer not involving any public offering.

         On October 21, 1998, we issued 300,000 shares of our common stock to Kenneth B. Cobb, II as consideration for services rendered in his capacity as acting chief financial officer.

         On October 31, 1998, we issued 100,000 shares of our common stock to Larry L. Murphy, on November 20, 1998, we issued 20,000 shares of common stock to William A. Mobley, Jr., on December 17, 1999, we issued 30,000 shares of common stock to William Armellini, and on January 18, 1999, we issued 35,000 shares of common stock to Tucker H. Byrd and 5,000 shares of common stock to Jack L. Byrd, Jr., for satisfaction of all loans, notes and debts of any kind made to World Commerce on each of Mr. Murphy's, Mr. Mobley's, Mr. Armellini's and Mr. Tucker Byrd's behalf. The 5,000 shares issued to Jack L. Byrd, Jr. were for satisfaction of loans made by Tucker H. Byrd. The issuance of the securities was deemed to be exempt from registration under the Securities Act in reliance upon Rule 504 of the Securities Act as a transaction by an issuer not involving any public offering.

         On December 7, 1998, we issued 200,000 shares of our common stock to Noble House of Boston, Inc. as consideration for services rendered in performing public relations work.

         On January 15, 1999, we issued to each of Michael W. Poole Trust and Poole Carbone Capital Partners, Inc., a warrant representing the right to purchase 100,000 shares of our common stock as consideration for Mr. Poole being a member of our board of directors and consulting services to be performed by Poole Carbone Capital Partners, respectively.

         On March 30, 1999, we sold 4,000,000 shares of our Series A convertible preferred stock to Interprise Technology Partners for $8 million and granted ITP an option to purchase an additional 250,000 shares of our Series A convertible preferred stock.

         On April 22, 1999, we issued 5,357 shares of our common stock to Novelle Consulting, L.L.C. as consideration for services rendered and a warrant representing the right to purchase 250,000 shares of our common stock in consideration for consulting services performed by Novelle in connection with FreshPlex.

         In July 1999, we issued 80,000 shares of our common stock to Peter Giarrusso in consideration of consulting services performed from January
1999 to July 1999 relating to the design and development of our B2B e-commerce technology.

         On August 26, 1999, in connection with our acquisition of FPN, we issued 100,000 shares of our common stock to the sole stockholder of FPN, JoBo Holding B.V., and we issued to Nils Van Beek, owner of JoBo, a warrant representing the right to purchase 100,000 shares of our common stock.

         On September 20, 1999, we issued to Kenneth B. Cobb II warrants representing the right to purchase 100,000 shares of our common stock as consideration for past services as our Chief Financial Officer.

         On October 1, 1999, we issued 20,000 shares of our common stock and a warrant representing the right to purchase 250,000 shares of our common stock to Charles Kremp, III in connection with the consulting agreement with Mr. Kremp and the discontinuance of the Kremp Network.

         On October 18, 1999, we issued 25,000 shares of our common stock to Mark E. Patten, our Chief Financial Officer, in connection with the commencement of his employment at World Commerce.

         On October 18, 1999, we issued to each of Tucker H. Byrd, Jr. and Elizabeth Walsh a warrant representing the right to purchase 30,000 shares and 1,000 shares of our common stock, respectively, in connection with legal services provided to us.

         During the period from October 18, 1999 through December 16, 1999, we granted to our employees stock options exercisable for an aggregate of 2,813,800 shares of our common stock at prices ranging from $2 to $11.75 per share.

         On December 10, 1999, we issued to Dole Fresh Flowers, Inc. a warrant representing the right to purchase 1,000,000 shares of our common stock in connection with Dole Fresh Flowers agreeing to sell its flowers through Floraplex.

         On December 16, 1999, we sold 5,000,000 shares of our Series B convertible preferred stock to approximately 60 accredited investors for $20 million, including 1,250,000 shares for $5 million to Interprise Technology Partners.

         On December 16, 1999, we issued to Interprise Technology Partners a warrant representing the right to purchase 110,000 shares of our Series B convertible preferred stock in connection with a $2.4 million bridge loan provided by Interprise Technology Partners.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES

GENERAL

         Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

COMMON STOCK

         As of December 31, 1999, there were 15,435,537 shares of common stock outstanding, all of which are fully paid and nonassessable. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any preferential rights of preferred stock holders, the holders of common stock are entitled to receive dividends on a pro rata basis, if any, declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, subject to any preferential rights of preferred stock holders, the holders of common stock are entitled to share on a pro rata basis in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. We have never paid dividends in the past and do not intend to do so in the future.

PREFERRED STOCK

         The following is a description of certain terms of our Series A and Series B convertible preferred stock, or collectively referred to as our preferred stock, which is intended as a summary only, and is qualified in its entirety by reference to the complete text of each Certificate of Designations which contain the voting powers, designations, preferences and rights of the Series A and Series B convertible preferred stock. A copy of each certificate is filed as an exhibit to this registration statement. As of December 31, 1999, there were 9,000,000 shares of preferred stock issued and outstanding, all of which are fully paid and non-assessable. Except as otherwise noted, the Series A and Series B redeemable convertible preferred stock had the same powers, designations, preferences and rights.

         RANKING. The preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution and winding up, rank senior to our common stock.

         DIVIDENDS. The holders of outstanding shares of preferred stock are not as a matter of right entitled to be paid or receive any dividends or distributions. The board of directors may decide, at its discretion, whether or not to pay dividends and in what amount. The board of directors shall not pay or declare any dividend or make any distribution to the holders of shares of common stock as long as their remains any shares of preferred stock outstanding.

         LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of World Commerce, the holders of the outstanding shares of Series A and Series B preferred stock are entitled to receive $2.00 and $4.00, respectively, in cash for each respective outstanding share of preferred stock (plus all accrued and unpaid dividends), before any distribution or payment to the holders of outstanding shares of any other capital stock of World Commerce. In addition to and after payment in full of all other amounts payable to the holders of the outstanding shares of preferred stock upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of World Commerce, the holders of the outstanding shares of the preferred stock shall be entitled to participate on an as-if-converted basis with the holders of the outstanding shares of our common stock as a single class in the distribution of our assets with respect to the common stock.

         REDEMPTION. No outstanding shares of preferred stock shall be callable or redeemable by us. The holders of a majority of the outstanding shares of preferred stock may require World Commerce to redeem all of the preferred stock owned by such holders at a price equal to $2.00 per share for the Series A (plus all accrued and unpaid dividends thereon) and $4.00 per share for the Series B (plus all accrued and unpaid dividends thereon) at any time after April 1, 2001, upon the occurrence of a change in ownership of a majority of our outstanding shares of common stock, and/or upon the sale or transfer of more than 50% of our assets.

         VOTING RIGHTS. The holders of the outstanding shares of Series A and Series B preferred stock, voting separately as a single class to the exclusion of all other classes of our capital stock, are each entitled to elect one member to our board of directors until such time as no shares of their respective preferred stock are outstanding. The holders of a majority of the outstanding shares of both the Series A and Series B preferred stock must approve any increase in the number of directors on our board of directors beyond five. The holders of the outstanding shares of preferred stock shall be entitled to notice of all stockholders' meetings in accordance with our Bylaws, and except in the election of directors, shall be entitled to vote on all matters submitted to the stockholders for a vote together with the holders of the outstanding shares of common stock voting together as a single class with each share of preferred stock entitled to one vote for each share of common stock issuable upon conversion of the preferred stock.

         CONVERSION RIGHTS. At any time any holder of preferred stock may convert all or any portion of the preferred stock held by such holder into a number of shares of common stock computed by: (i) for Series A preferred stock, multiplying the number of shares of Series A preferred stock to be converted by $2.00 and dividing the result by the conversion price of $2.00; or (ii) for Series B preferred stock, multiplying the number of shares of Series B preferred stock to be converted by $4.00 and dividing the result by the conversion price of $4.00. The conversion price of both the Series A and Series B preferred stock is subject to adjustment pursuant to customary anti-dilution provisions. The conversion of the preferred stock at the election of the holder thereof shall take effect as of the close of business on the date on which the certificate or certificates representing the preferred stock to be converted have been surrendered for conversion at our principal office. Furthermore, we may at any time require the mandatory conversion of all outstanding shares of preferred stock at such time as we close a public offering of our common stock in which we raise at least $15,000,000, the price per share paid for our common stock was at least three hundred percent above the conversion price of the preferred stock then in effect, and the holders of the preferred stock were permitted to include their shares in the public offering, subject to underwriting limitations. The mandatory conversion would be effective upon the closing of the public offering provided written notice of such mandatory conversion was given to all holders of the preferred stock at least seven days prior to such closing.

         REGISTRATION RIGHTS. The holders of the outstanding shares of preferred stock have registration rights relative to the common stock issuable upon conversion of their preferred stock. All registration rights become available on the earlier of April 1, 2001 or one hundred eighty days after the close of our first registered public offering of our common stock under the Securities Act with net proceeds of not less than $15,000,000, and end three years thereafter. The registration rights are provided under the terms of an agreement between us and the holders of the preferred stock. Subject to limitations in the agreement, the holders of a majority of preferred stock can demand up to five times that we register their shares of common stock, and if we register any of our common stock either for our own account or for the account of other security holders, each holder of shares of preferred stock is entitled to "piggyback" its shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering. We will be responsible for paying all registration expenses relating to any piggyback registrations and all but one demand registration.

WARRANTS

         We have issued warrants representing the right to purchase our common stock to the warrant holders set forth below for the number of shares of common stock and at the exercise price set forth opposite each warrant holders' name. We have reserved from our authorized but unissued shares a sufficient number of shares of common stock for issuance upon the exercise of the warrants. As of December 31, 1999, no warrants have been exercised. The warrants do not confer upon the warrant holder any voting or other rights of a stockholder of World Commerce. Except as otherwise indicated, the warrants and all rights thereunder are freely transferable in whole or in part. Except as otherwise indicated, the warrants provide for customary anti-dilution provisions in the event of certain events which may include mergers, consolidations, reorganizations, reclassifications, stock dividends, stock splits and other changes in our capital structure. Except as otherwise indicated, the warrant holders are entitled to certain "piggyback" registration rights enabling them, under certain conditions, to include the common stock underlying the warrants in a registration statement in the event that we propose to register any of our common stock under the Securities Act. The foregoing is a summary of the terms generally applicable to the warrants, however, the terms of each individual warrant may vary according to negotiation between us and the various warrant holders. The following table provides certain information with respect to the warrants as of December 31, 1999.


                                                                           EXERCISE PRICE
                HOLDER                                AMOUNT OF SHARES        PER SHARE       EXPIRATION DATE
------------------------------------                  ----------------     --------------    ------------------
Michael W. Poole Trust                                   100,000(5)          $  2.00(11)     January 14, 2009
Poole Carbone Capital Partners, Inc.                      50,000(5)            12.00(11)     January 14, 2009
Poole Carbone Capital Partners, Inc.                      50,000(5)            10.00(11)     January 14, 2009
Nils Van Beek(1)(2)(3)                                   100,000(7)            11.50(11)     August 25, 2003
Kenneth B. Cobb II                                        50,000(6)             2.00(11)     December 31, 2004
Kenneth B. Cobb II                                        50,000(8)             8.00(11)     July 29, 2005
Charles Kremp III(1)(2)(3)                               250,000(9)             8.00(11)     September 30, 2005
Tucker H. Byrd                                            30,000(5)             8.00(12)     October 17, 2009
Elizabeth Walsh(1)(2)(3)                                   1,000(5)             8.00(12)     October 18, 2004
Dole Fresh Flowers, Inc.(1)(2)(3)                      1,000,000(10)            7.50(11)     December 9, 2009
Interprise Technology Partners(4)                        110,000(5)             4.00(13)     October 31, 2004
Novelle Consulting, L.L.C.(2)(3)                         250,000(5)            12.38(12)     April 21, 2003

-------------------

(1) The warrant and all rights thereunder may only be transferred by will or the laws of descent and distribution.
(2)  Anti-dilution rights only in the event of stock dividends or stock splits.
(3) No "piggy back" registration rights for any of the shares of our common stock underlying the warrant.
(4) The warrant represents the right to purchase shares of our Series B preferred stock, which is convertible on a 1 for 1 basis into our common stock, subject to customary anti-dilution provisions.
(5)  100% of the shares are immediately exercisable.
(6)  100% of the shares are exercisable as of January 1, 2000.
(7) 25% of the shares are exercisable as of January 1, 2000, 25% of the shares are exercisable as of January 1, 2001, 25% of the shares are exercisable as of January 1, 2002, and the remaining 25% of the shares are exercisable as of August 30, 2003.

(8)  100% of the shares are exercisable as of August 1, 2000.
(9) 20,837 shares are exercisable as of December 31, 1999 and 20,833 shares are exercisable on the last day of each calendar quarter for 11 successive quarters until September 30, 2002.
(10) 58,337 shares are exercisable as of January 1, 2000, 58,333 shares are exercisable as of February 1, 2000 and on the first calendar day of each month for 10 successive months until December 1, 2000 and 25,000 shares are exercisable as of January 1, 2001 and on the first calendar day of each month for 11 successive months until December 1, 2001.
(11) The exercise price is payable in cash or any other form of consideration agreed to by World Commerce and the warrant holder. The exercise price is also payable in warrants valued at the current market price of our common stock underlying such warrant on the date of such exercise less the current warrant price then in effect, or a combination of cash and such warrants.
(12) The exercise price is payable in cash or any other form of consideration agreed to by World Commerce and the warrant holder.
(13) The exercise price is payable in cash or in warrants valued at the average of the closing prices of our common stock reported for the five business days immediately before notice of exercise is given, or a combination of cash and such warrants.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION

         Provisions of Delaware Law and our certificate of incorporation summarized below could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise in the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

         DELAWARE ANTI-TAKEOVER LAW. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

         CERTIFICATE OF INCORPORATION. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable laws or the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded.

         Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interest of World Commerce and its stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror otherwise may be able to change the composition of our board of directors, including a tender or exchange offer or other transaction that some, or a majority, of our stockholders might believe to be in the best interest or in which stockholders might receive a premium for their stock over the then current market price of such stock.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock is Continental Stock Transfer & Trust Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         Our certificate of incorporation provides that, pursuant to Delaware law, our directors and officers shall not be liable for monetary damages for breach of the their fiduciary duty as directors or officers to World Commerce and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director and officer will continue to be subject to liability for breach of their duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Certificate of Incorporation, and intend to enter into indemnification agreements with any new directors and executive officers in the future. The indemnification agreements provide the directors and executive officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

ITEM 13. FINANCIAL STATEMENTS AND EXHIBITS

(A)      FINANCIAL STATEMENTS.

         The financial statements filed as part of this registration statement are listed in the Index to Financial Statements on page F-1 and are attached hereto immediately thereafter.

(B)      EXHIBITS.

         The exhibits filed as part of this registration statement are listed below and in the Exhibit Index and are attached hereto immediately following the Exhibit Index.


 EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBIT
-----------  -----------------------
  2.1        Agreement and Plan of Merger between World Commerce Online, a
             Nevada corporation and World Commerce Online, a Delaware
             corporation, dated September 30, 1999

  2.2        Acquisition Agreement dated as of September 10, 1998 between
             World Commerce Online, Inc., a Nevada corporation and Sunrise
             Express, Inc., a Nevada corporation

  3.1        Certificate of Incorporation of World Commerce Online

  3.2 Certificate of Amendment of Certificate of Incorporation amending Certificate of Designations of Series A Preferred
             Stock

  3.3        Bylaws

  3.4        Stock Purchase Agreement for Series A Preferred Stock, dated
             March 30, 1999

  3.5        Stock Purchase Agreement for Series B Preferred Stock, dated
             November 11, 1999

  3.6        Certificate of Designations of Series B Preferred Stock

  3.7 Registration Rights Agreement for Series A and B Preferred Stock, dated November 11, 1999

  4.1        Form of Common Stock Certificate

  4.2 Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999

  4.3 Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999

  4.4        Warrant Agreement in favor of Michael W. Poole Trust, dated
             January 15, 1999

  4.5        Warrant Agreement in favor of Novelle Consulting, L.L.C., dated
             April 22, 1999

  4.6        Warrant Agreement in favor of Kenneth B. Cobb II, dated September
             20, 1999

  4.7        Warrant Agreement in favor of Kenneth B. Cobb II, dated September
             20, 1999

  4.8 Warrant Agreement in favor of Charles Kremp, III, dated as of October 1, 1999

  4.9        Warrant Agreement in favor of Interprise Technology Partners,
             L.P., dated October 15, 1999

  4.10       Warrant Agreement in favor of Tucker Byrd, dated October 18, 1999

  4.11       Warrant Agreement in favor of Liz Walsh, dated October 18, 1999

  4.12       Warrant Agreement in favor of Nils Van Beek, dated August 26,
             1999



  4.13       Warrant Agreement in favor of Dole Fresh Flowers, dated December
             10, 1999

  10.1       1999 Stock Option Plan

  10.2       Form of Executive Incentive Stock Option Agreement

  10.3       Form of Executive Non-Qualified Stock Option Agreement

  10.4       Form of Non-Executive Incentive Stock  Option Agreement

  10.5       Form of Non-Executive Non-Qualified Stock Option Agreement

  10.6       Form of Indemnification Agreement for officers and directors

  10.7       Corporate Headquarters Lease Agreement, dated February 15, 1999

  10.8       Consulting Agreement with AnswerThink, Inc., dated August 11, 1999

  10.9       Stock Purchase Agreement by and among World Commerce Online,
             Fresh Products Network, Omniflora International Ltd., Jobo
             Holding B.V. and Nils Van Beek, dated August 26, 1999

  10.10      Consulting Agreement with Jobo Holding B.V., dated  August 26, 1999

  10.11      1st Amendment to Corporate Headquarter Lease Agreement, dated
             September 7, 1999

  10.12      Consulting Agreement with Charles Kremp, III, dated as of
             October 1, 1999

  10.13      Demonstration License Agreement with AnswerThink, Inc., dated
             October 4, 1999

  10.14      Web Site Development Agreement with Snickleways Interactive, dated
             October 14, 1999

  10.15      Employment Agreement with Robert H. Shaw, dated as of
             October 18, 1999

  10.16      Employment Agreement with Mark E. Patten, dated as of
             October 18, 1999

  10.17      Employment Agreement with J. Keith Money, dated as of
             October 18, 1999

  10.18      Employment Agreement with Henry R. Winogrond, dated as of
             October 18, 1999

  10.19      Employment Agreement with John R. Daniel II, dated as of
             October 18, 1999

  10.20      Employment Agreement with Eugenio M. Valdes, dated as of
             October 18, 1999

  10.21      Employment Agreement with Jacobus N. Kras, dated as of
             October 18, 1999

  10.22      Floraplex User Agreement with Dole Fresh Flowers, dated
             December 10, 1999

  10.23      Master Outsourced Services Agreement with eCredit.com, Inc., dated
             December 30, 1999

  21.1       Subsidiaries

  27.1       Financial Data Schedule

                     WORLD COMMERCE ONLINE AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS


                  WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)


                       CONSOLIDATED FINANCIAL STATEMENTS


               YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997, AND
               FOR THE PERIOD MARCH 30, 1994 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1999


                                    CONTENTS


                                                                           Page
                                                                           ----
Report of Independent Certified Public Accountants                          F-2

Consolidated Financial Statements:

    Consolidated Balance Sheets                                             F-3

    Consolidated Statements of Operations                                   F-4

    Consolidated Statements of Stockholders' Deficit                        F-5

    Consolidated Statements of Cash Flows                                   F-9

    Notes to Consolidated Financial Statements                             F-11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
World Commerce Online, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the consolidated financial position of World Commerce Online, Inc. and Subsidiaries (a development stage company) at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998, 1997 and for the period from March 30, 1994 (date of inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Tampa, Florida
February 9, 2000

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS


                                                                                            DECEMBER 31,
                                   ASSETS                                             1999                1998
----------------------------------------------------------------------------       -----------        ------------
Current assets:
     Cash and cash equivalents                                                     $10,553,021        $     42,335
     Prepaid expenses and other current assets                                         232,754               1,597
     Receivable from investors                                                       3,785,000                   -
                                                                                   -----------        ------------
         Total current assets                                                       14,570,775              43,932

Property and equipment, net                                                          6,477,743              57,312
Intangible assets, net                                                               1,648,971                   -
Other assets                                                                            24,238                   -
                                                                                   -----------        ------------

Total assets                                                                       $22,721,727        $    101,244
                                                                                   ===========        ============

                    LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Accounts payable and accrued liabilities                                      $ 1,855,185        $    176,308
     Accrued compensation and benefits                                                 372,075              30,852
     Capital lease obligation, current                                                  71,611              11,467
                                                                                   -----------        ------------
         Total current liabilities                                                   2,298,871             218,627

Long-term liabilities:
     Capital lease obligation                                                           91,927              26,983

Redeemable convertible preferred stock:
     Preferred stock Series A, $0.001 par value; authorized 4,250,000 shares, issued and outstanding 4,000,000 shares at December 31, 1999,
       stated at liquidation value, net of related costs                             7,978,211                   -
     Preferred stock Series B, $0.001, par value; authorized 5,110,000 shares, issued and outstanding 5,000,000 shares at December 31, 1999,
       stated at liquidation value, net of related costs                            19,620,772                   -
                                                                                   -----------        ------------
         Total redeemable convertible preferred stock                               27,598,983                   -

Stockholders' deficit:
     Common stock, $0.001 par value; authorized 90,000,000 shares, issued and outstanding 15,435,357 and 14,815,000 shares at December 31, 1999
       and 1998, respectively                                                           15,435              14,815
     Additional paid-in capital                                                     43,065,539           4,642,623
     Deferred stock-based compensation                                              (4,863,980)                  -
     Deficit accumulated during the development stage                              (45,439,328)         (4,801,804)
     Accumulated comprehensive loss                                                    (45,720)                  -
                                                                                   -----------        ------------

         Total stockholders' deficit                                                (7,268,054)           (144,366)
                                                                                   -----------        ------------

Total Liabilities and Stockholders' Deficit                                        $22,721,727        $    101,244
                                                                                   ===========        ============

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                   FOR THE PERIOD
                                                                                                      MARCH 30,
                                                                                                     1994 (DATE
                                                                                                    OF INCEPTION)
                                                                                                       THROUGH
                                                           YEAR ENDED DECEMBER 31,                  DECEMBER 31,
                                                     1999              1998             1997            1999
                                                  ----------       -----------       ---------     --------------
Revenues:
   Advertising revenue                          $     14,145       $         -       $       -     $     14,145
   Subscription revenue                                7,909                 -               -            7,909
   Transaction revenue                                21,076                 -               -           21,076
   Floral product revenue                                  -                 -               -          350,130
   Other revenue                                           -           292,406          90,185          382,669
                                                ------------       -----------       ---------     ------------
         Total revenues                               43,130           292,406          90,185          775,929
                                                ------------       -----------       ---------     ------------
Costs and operating expenses:
   Cost of floral product                                  -                 -               -          308,749
   Product and technology development              2,884,727           381,192         136,089        3,470,606
   Sales and marketing                             5,250,884           316,966          81,954        5,834,021
   General and administrative                      3,848,221         3,223,123         507,342        7,932,957
   Depreciation and amortization                     474,106             7,401           1,888          485,224
                                                ------------       -----------       ---------     ------------
      Total costs and operating expenses          12,457,938         3,928,682         727,273       18,031,557
                                                ------------       -----------       ---------     ------------

Loss from operations                             (12,414,808)       (3,636,276)       (637,088)     (17,255,628)
Net interest expense                                (166,129)           (4,026)              -         (177,113)
Other non-operating income (expense)                 (56,587)           50,000               -           (6,587)
                                                ------------       -----------       ---------     ------------

Net loss                                        $(12,637,524)      $(3,590,302)      $(637,088)    $(17,439,328)
Deemed dividend on redeemable convertible
   preferred stock                               (28,000,000)                -               -
                                                ------------       -----------       ---------
Net loss available to common stockholders        (40,637,524)      $(3,590,302)      $(637,088)
                                                ============       ===========       =========     ============

Basic and diluted net loss per common share     $      (2.66)      $     (0.39)      $   (0.09)
                                                ============       ===========       =========

Weighted average number of shares used in
   computing basic and diluted net loss
   per common share                               15,271,152         9,181,923       6,930,865
                                                ============       ===========       =========

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                       COMMON STOCK          ADDITIONAL                DEFERRED
                                                    PRICE PER     -----------------------      PAID-IN    TREASURY    STOCK-BASED
                                           DATE       SHARE        SHARES        AMOUNT        CAPITAL      STOCK    COMPENSATION
                                       -----------  ----------    ---------    ----------    -----------  ---------  ------------
Initial sale of common stock                 11/94        $.02    3,150,000    $    3,150    $    56,850  $       -  $          -
Comprehensive Loss:
 Net loss for the period March 30,
    1994 (date of inception) through
    December 31, 1994                                                     -             -              -          -             -
                                                                  ---------    ----------    -----------  ---------  ------------
Total comprehensive loss

Balance, December 31, 1994                                        3,150,000    $    3,150    $    56,850  $       -  $          -

Sales of common stock                   7/95-11/95         .08      504,000           504         39,496          -             -
Issuances of common stock in exchange
    for professional services                 7/95         .08      846,000           846         66,297          -             -
Comprehensive Loss:
    Net loss                                                              -            -               -          -             -
                                                                  ---------    ----------    -----------  ---------  ------------
Total comprehensive loss

Balance, December 31, 1995                                        4,500,000    $    4,500    $   162,643  $       -  $          -

Common stock for loan                         5/96         .02    1,350,000         1,350         28,195          -             -
Sales of common stock                         8/96         .10      675,000           675         69,325          -             -
                                              8/96         .83       90,000            90         74,910          -             -
Issuances of common stock in exchange
    for professional services                12/96         .83       90,000            90         74,910          -             -
Comprehensive Loss:
    Net loss                                                              -             -              -          -             -
                                                                  ---------    ----------    -----------  ---------  ------------
Total comprehensive loss

Balance, December 31, 1996                                        6,705,000    $    6,705    $   409,983  $       -  $          -

Issuances of common stock in exchange
    for professional services                 4/97         .56      225,000           225        124,775          -             -
Transfer of shares by principal
  shareholders for the benefit of the
  Company                                                                 -             -        225,000          -             -
Sales of common stock                         7/97         .42       90,000            90         37,410          -             -
Repurchase of treasury shares (20
    shares)                                                               -             -              -    (20,000)            -
Reissuance of treasury stock (20
    shares)                                                               -             -         17,500     20,000             -
Comprehensive Loss:
    Net loss                                                              -             -              -          -             -
                                                                  ---------    ----------    -----------  ---------  ------------
Total comprehensive loss

Balance, December 31, 1997                                        7,020,000    $    7,020    $   814,668  $       -  $          -

Sales of common stock                   9/98-12/98         .50    1,225,000         1,225        611,275          -             -
Transfer of shares by principal share
  holders for the benefit of the
  Company                                        -           -            -             -        124,750          -             -
Issuances of common stock in exchange         9/98         .50    3,380,000         3,380      1,686,620          -             -
    for professional services          10/98-12/98        2.25      305,000           305        685,945          -             -
                                             11/98        1.73       23,650            24         40,891          -             -
                                             12/98        2.50      230,000           230        574,770          -             -
Common stock issued in satisfaction
    of shareholder loans                     10/98         .52      100,000           100         51,900          -             -
Common stock issued in connection            11/98        1.73       31,350            31         54,304          -             -
    with reverse merger with public
    shell                                        -           -    2,500,000         2,500         (2,500)         -             -
Comprehensive Loss:
    Net loss                                                              -             -              -          -             -
                                                                  ---------    ----------    -----------  ---------  ------------
Total comprehensive loss

Balance, December 31, 1998                                       14,815,000    $   14,815    $ 4,642,623  $       -  $          -

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)


                                                                       COMMON STOCK          ADDITIONAL                DEFERRED
                                                    PRICE PER     -----------------------      PAID-IN    TREASURY    STOCK-BASED
                                           DATE       SHARE        SHARES        AMOUNT        CAPITAL      STOCK    COMPENSATION
                                       -----------  ----------    ---------    ----------    -----------  ---------  ------------

Sales of common stock                         1/99         .50      390,000           390        194,610          -             -
Stock grant to employee                      10/99        5.38       25,000            25        134,350          -             -
Issuances of common stock in
    exchange for professional
    services                            4/99-10/99  7.00-11.75      105,000           105      1,217,395          -             -
Acquisition of FPN                            8/99       11.26      100,000           100      1,126,150          -             -
Issuances of warrants to employees
    and directors                        1/99-9/99                        -             -        425,770          -             -
Issuances of warrants for
    professional services               1/99-12/99                        -             -        872,735          -             -
Deemed dividend on convertible
    preferred stock                                                       -             -     28,000,000          -             -
Stock based compensation, net of
amortization of deferred compensation                                     -             -      6,451,906          -    (4,863,980)
Comprehensive Loss:
    Net loss                                                              -             -              -          -             -
    Foreign currency translation
      adjustment                                                          -             -              -          -             -
                                                                  ---------    ----------    -----------  ---------  ------------
Total comprehensive loss

Balance, December 31, 1999                                       15,435,000    $   15,435    $43,065,539  $       -  $ (4,863,980)



























See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)


                                                                         DEFICIT
                                                                       ACCUMULATED       ACCUMULATED
                                                                        DURING THE          OTHER
                                                     COMPREHENSIVE     DEVELOPMENT      COMPREHENSIVE
                                                         LOSS             STAGE              LOSS            TOTAL
                                                    --------------    -------------     -------------     ----------
Initial sale of common stock                                          $           -     $           -     $   60,000
Comprehensive Loss:
    Net loss for the period March 30, 1994 (date
    of inception) through December 31, 1994               (41,215)          (41,215)                -        (41,215)
                                                    -------------     -------------     -------------     ----------
Total comprehensive loss                            $     (41,215)
                                                    =============
Balance, December 31, 1994                                            $     (41,215)    $           -     $   18,785

Sales of common stock                                                             -                 -         40,000
Issuances of common stock in exchange for
    professional services                                                         -                 -         67,143
Comprehensive Loss:
    Net loss                                             (212,865)         (212,865)                -       (212,865)
                                                    -------------     -------------     -------------     ----------
Total comprehensive loss                            $    (212,865)
                                                    =============
Balance, December 31, 1995                                            $    (254,080)    $           -     $  (86,937)

Common stock for loan                                                             -                 -         29,545
Sales of common stock                                                             -                 -         70,000
                                                                                  -                 -         75,000
Issuances of common stock in exchange for
    professional services                                                         -                 -         75,000
Comprehensive Loss:
    Net loss                                             (320,334)         (320,334)                -       (320,334)
                                                    -------------     -------------     -------------     ----------
Total comprehensive loss                            $    (320,334)
                                                    =============
Balance, December 31, 1996                                            $    (574,414)    $           -     $ (157,726)

Issuances of common stock in exchange for
    professional services                                                         -                 -        125,000
Transfer of shares by principal shareholders for
  the benefit of the Company                                                      -                 -        225,000
Sales of common stock                                                             -                 -         37,500
Repurchase of treasury shares (20 shares)                                         -                 -        (20,000)
Reissuance of treasury stock (20 shares)                                          -                 -         37,500
Comprehensive Loss:
    Net loss                                             (637,088)         (637,088)                -       (637,088)
                                                    -------------     -------------     -------------     ----------
Total comprehensive loss                            $    (637,088)
                                                    =============
Balance, December 31, 1997                                            $  (1,211,502)    $           -     $ (389,814)

Sales of common stock                                                             -                 -        612,500
Transfer of shares by principal shareholders for
  the benefit of the Company                                                      -                 -        124,750
Issuances of common stock in exchange for                                         -                 -      1,690,000
    professional services                                                         -                 -        686,250
                                                                                  -                 -         40,915
                                                                                  -                 -        575,000
Common stock issued in satisfaction of
    shareholder loans                                                             -                 -         52,000
Common stock issued in connection with reverse
    merger with public shell                                                      -                 -         54,335
Comprehensive Loss:
    Net loss                                           (3,590,302)       (3,590,302)                -     (3,590,302)
                                                    -------------     -------------     -------------     ----------
Total comprehensive loss                            $  (3,590,302)
                                                    =============

Balance, December 31, 1998                                            $  (4,801,804)    $           -     $ (144,366)

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)


                                                                          DEFICIT
                                                                        ACCUMULATED       ACCUMULATED
                                                                         DURING THE          OTHER
                                                      COMPREHENSIVE     DEVELOPMENT      COMPREHENSIVE
                                                          LOSS             STAGE              LOSS           TOTAL
                                                     --------------    -------------     -------------    -----------
Sales of common stock                                                              -                 -    $   195,000
Stock grant to employee                                                            -                 -        134,375
Issuances of common stock in exchange for
    professional services                                                          -                 -      1,217,500
Acquisition of FPN                                                                 -                 -      1,126,250
Issuances of warrants to employees and
    directors                                                                      -                 -        425,770
Issuances of warrants for professional
    services                                                                       -                 -        872,735
Deemed dividend on convertible
    preferred stock                                                      (28,000,000)                -              -
Stock based compensation, net of amortization of
  deferred compensation                                                            -                 -      1,587,926
Comprehensive Loss:
    Net loss                                           (12,637,524)      (12,637,524)                -    (12,637,524)
Foreign currency translation adjustment                    (45,720)                -           (45,720)       (45,720)
                                                     -------------     -------------     -------------    -----------
Total comprehensive loss                              $(12,683,244)
                                                     =============

Balance, December 31, 1999                                             $ (45,439,328)    $     (45,720)   $(7,268,054)
                                                                       =============     =============    ===========
































See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                       FOR THE PERIOD
                                                                                                          MARCH 30,
                                                                                                         1994 (DATE
                                                                                                        OF INCEPTION)
                                                                                                           THROUGH
                                                                 YEAR ENDED DECEMBER 31,                DECEMBER 31,
                                                         1999             1998            1997              1999
                                                    ------------     ------------     ------------     --------------
Cash flows from operating activities:
  Net loss                                          $(12,637,524)    $ (3,590,302)    $   (637,088)    $(17,439,328)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
    Depreciation and amortization                        474,106            7,401            1,888          485,224
    Provision for doubtful accounts                           --            4,200           29,981           40,322
    Stock-based compensation                           2,100,426               --               --        2,100,426
    Loss on retirement of property & equipment            18,609               --               --           30,109
    Loss on foreign currency translation                  30,071               --               --           30,071
    Gain on forgiveness of debt                               --          (50,000)              --          (50,000)
    Professional fees paid through the issuance
    of common stock and warrants                         405,810        3,159,850          350,000        4,057,803
  Interest paid through the issuance of warrants         151,800               --               --          151,800
  Change in operating assets & liabilities:
     Accounts receivable                                      --           (4,200)         (29,981)         (40,322)
     Prepaid expenses & other current assets            (231,157)            (724)            (873)        (232,754)
     Other assets                                        (24,238)              --               --          (24,238)
     Accounts payable and accrued liabilities          1,587,466           30,477           11,281        1,763,774
     Unearned development fees                                --         (107,172)          75,650               --
     Accrued compensation and benefits                   341,223           18,833           10,133          372,075
                                                    ------------     ------------     ------------     ------------
  Net cash used in operating activities               (7,783,408)        (531,637)        (189,009)      (8,755,038)
                                                    ------------     ------------     ------------     ------------
Cash flows from investing activities:
  Purchase of property and equipment and
    software development                              (5,663,678)         (15,376)          (2,998)      (5,700,592)
                                                    ------------     ------------     ------------     ------------
      Net cash used in investing activities           (5,663,678)         (15,376)          (2,998)      (5,700,592)
                                                    ------------     ------------     ------------     ------------
Cash flows from financing activities:
  Issuance of common stock                               195,000          612,500           75,000        1,127,500
  Issuance of redeemable convertible
    preferred stock, net of related expenses          21,447,983               --               --       21,447,983
  Purchase of treasury stock                                  --               --          (20,000)         (20,000)
  Proceeds from shareholder loans                             --               --           99,900          132,693
  Proceeds from other debt                             2,366,000           50,000               --        2,445,545
  Payments on shareholder loans                               --          (69,293)              --          (69,293)
  Payments on capital leases                             (51,211)          (4,566)              --          (55,777)
                                                    ------------     ------------     ------------     ------------
      Net cash provided by financing activities       23,957,772          588,641          154,900       25,008,651
                                                    ------------     ------------     ------------     ------------

Net change in cash                                    10,510,686           41,628          (37,107)      10,553,021

Cash and cash equivalents, beginning of period            42,335              707           37,814               --
                                                    ------------     ------------     ------------     ------------

Cash and cash equivalents, end of period            $ 10,553,021     $     42,335     $        707     $ 10,553,021
                                                    ============     ============     ============     ============

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                                                          FOR THE PERIOD
                                                                                                            MARCH 30,
                                                                                                            1994 (DATE
                                                                                                          OF INCEPTION)
                                                                   YEAR ENDED DECEMBER 31                    THROUGH
                                                        ---------------------------------------------      DECEMBER 31,
                                                            1999             1998            1997              1999
                                                        ------------    -------------    ------------     --------------
Supplemental disclosure of cash flow information:
  Cash paid for interest                                $     39,059    $       3,419    $          -     $      42,478
                                                        ============    =============    ============     =============

Noncash investing and financing:
  Equipment acquired through capital leases             $    176,299    $      43,016    $          -     $     219,315
                                                        ============    =============    ============     =============

Common stock and warrants issued in exchange for
    professional services                               $  1,354,810    $   3,035,100    $    125,000     $   4,653,278
                                                        ============    =============    ============     =============

Common stock issued for extinguishment of
    shareholder debt                                    $          -    $      63,400    $          -     $      63,400
                                                        ============    =============    ============     =============

Common stock issued for extinguishment of debt          $          -    $           -    $          -     $      29,545
                                                        ============    =============    ============     =============

Preferred stock issued for extinguishment of other
    debt                                                $  2,366,000    $           -    $          -     $   2,366,000
                                                        ============    =============    ============     =============

Warrants issued in connection with other debt           $    151,800    $           -    $          -     $     151,800
                                                        ============    =============    ============     =============

Common stock transferred by principal shareholder
    for the benefit of the Company                      $          -    $      62,375    $    225,000     $     287,375
                                                        ============    =============    ============     =============

Common stock issued in reverse merger                   $          -    $       2,500    $          -     $       2,500
                                                        ============    =============    ============     =============

Common stock issued as consideration for purchase of
    FPN                                                 $  1,126,150    $           -    $          -     $   1,126,150
                                                        ============    =============    ============     =============

Common stock and warrant issued in exchange for
    covenant not to compete                             $    635,270    $           -    $          -     $     635,270
                                                        ============    =============    ============     =============

Preferred stock sold in exchange for note receivable    $  3,785,000    $           -    $          -     $   3,785,000
                                                        ============    =============    ============     =============

See accompanying notes to consolidated financial statements.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      NATURE OF BUSINESS:

        World Commerce Online, Inc. and its consolidated subsidiaries (the "Company") is a provider of business-to-business electronic commerce solutions to the perishable products industries. The Company provides its customers with access to the Company's secure Internet-based trading systems and to industry-specific Internet communities supplying comprehensive industry data and information resources as well as communication tools.

        The Company is in the development stage. From 1994 through 1996, the Company generated revenue through activities outside of the Company's planned principal operations including the sale of imported fresh cut flowers and during 1997 and 1998 through Internet site development services provided to a company affiliated through common ownership. Since the third quarter of 1998, the Company has devoted substantially all of its efforts to develop its technology, market brand and sales operations. Planned principal operations have commenced, but have not produced significant revenue in 1999. The Company plans to generate revenues from its B2B e-commerce business from three primary sources: transaction fees, subscription fees and advertising revenue.

        The Company has experienced operating losses since its inception. Additional operating losses are anticipated for the next several years as the Company expands its operations, sales and marketing activities and product technology development.

2.      CAPITAL TRANSACTIONS AND BASIS OF PRESENTATION:

        The Floral Foundation, Inc. was organized under the laws of the State of Florida on March 30, 1994 and changed its name to World Commerce Online, Inc. ("WCO") on July 22, 1996. In September 1998, Sunrise Express, Inc. ("Sunrise"), a Nevada public shell corporation, acquired all of the outstanding common stock of WCO in exchange for 7,020,000 shares of Sunrise stock. Since the shareholders of WCO received the majority voting interests in the combined company, the acquisition has been treated as a recapitalization of WCO with WCO as the acquiring enterprise for accounting and financial reporting purposes. The transaction was recorded as a reverse acquisition using the purchase method of accounting whereby equity of WCO was adjusted for the fair value of the acquired tangible net assets of Sunrise. The 2,500,000 shares of the common stock of Sunrise outstanding prior to the merger have been shown as an issuance in 1998 with no assigned value, given that there were no net tangible assets received. The historical financial statements prior to 1998 are those of WCO. Immediately following the acquisition of WCO, Sunrise changed its name to World Commerce Online, Inc., a Nevada corporation. Pro forma information is not presented since this combination is treated as an issuance of shares rather than a business combination.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Principles of Consolidation - The accompanying consolidated financial statements include the accounts of World Commerce Online, Inc. and its wholly owned subsidiaries under common control. All significant intercompany accounts and transactions have been eliminated.

        Cash and Cash Equivalents - The Company considers all highly liquid instruments with a maturity of three months or less at time of purchase to be cash equivalents.

        Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        Property and Equipment - Property and equipment, stated at cost, is comprised of computer and office equipment. Gains and losses on disposition are recognized in the year of the disposal. Expenditures for maintenance and repairs are expensed as incurred.

        Depreciation is computed using the straight-line method over the following estimated lives:



               Computer software                                       3 years
               Furniture, fixtures and computer hardware               5 years

        Revenue Recognition - The Company recognizes revenues at the time that services are performed. Transaction fee and subscription fee revenue are recognized as they are earned. Advertising revenues are recognized in the period in which the advertisement is displayed.

        Computer Software Costs - The Company has adopted Statement of Position ("SOP") 98-1, which requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. Costs incurred in the preliminary project stage of software development have been expensed as incurred. Costs incurred in the application development stage have been capitalized. As of December 31, 1999, $4,762,191 has been capitalized and is included in property and equipment in the accompanying consolidated balance sheets.

        Advertising Costs - Advertising costs are expensed as incurred. Advertising expenditures reflected in the accompanying consolidated statements of operations amounted to approximately $255,900, $5,000, $-0- and $260,900 for the years ended December 31, 1999, 1998, 1997 and the period from March 30, 1994 (date of inception) through December 31, 1999, respectively.

        Net Loss per Share - Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Dilutive net loss per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Common stock equivalent shares consist of convertible preferred stock, stock options and warrants. For the year ended December 31, 1999, options to purchase 2,813,800 shares of common stock, preferred stock convertible into 9,000,000 shares of common stock, warrants to purchase 1,931,000 shares of common stock an option to purchase 250,000 shares of preferred stock convertible into 250,000 shares of common stock, and warrants to purchase 110,000 shares of preferred stock convertible into 110,000 shares of common stock were excluded from the calculation of earnings per share since their inclusion would be antidilutive.

        Intangible Assets - The Company periodically reevaluates the recoverability of intangible assets as well as the amortization periods to determine whether an adjustment to carrying value or a revision to estimated useful lives is appropriate. The primary indicators of recoverability are a significant event or change in the environment in which the business operates, and current and forecasted undiscounted operating cash flows.

        Foreign Currency - The financial transactions of subsidiaries located outside of the United States, are generally measured using the local currency as the functional currency. Assets, including goodwill, and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are in accumulated foreign currency translation adjustment, a separate component of stockholders' deficit. Income and expense items are translated at average monthly rates of exchange.

        Stock-Based compensation - The Company accounts for employee stock-based compensation using the intrinsic value method. Stock-based compensation to non-employees is accounted for using the fair value method. The Company also provides disclosure of certain pro forma information as if the Company accounted for its employee stock-based compensation using the fair value method.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        When options are granted to employees, a non-cash charge representing the difference, if any, between the exercise price and the fair value of the common stock underlying the vested options on the date of grant is recorded as stock-based compensation expense and the balance is deferred and amortized over the remaining vesting period.

        Other Comprehensive Income - The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components in a financial statement with the same prominence as the other financial statements. The Company's only item of other comprehensive income is foreign currency translation adjustment which has been reported separately within stockholders' deficit.

        Fair Value of Financial Instruments - The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivable from investors, accounts payable and accrued liabilities and capital lease obligation approximate their fair values at December 31, 1999 and 1998 due to the short maturities of these instruments. The fair value of the convertible preferred stock approximated the carrying value at December 31, 1999.

        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Recent Accounting Pronouncement - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and accordingly does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in fiscal year 2001.

        Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, and cash equivalents. The Company maintains the majority of its cash balances at one financial institution.

4.      PROPERTY AND EQUIPMENT:

        Property and equipment consists of the following:


                                                                                       DECEMBER 31,
                                                                               1999                    1998
                                                                            ----------               -------
         Computer software                                                  $4,762,191               $11,114
         Furniture, fixtures and computer hardware                           1,844,141                14,300
         Furniture and equipment under capital lease                           218,988                43,016
                                                                            ----------               -------
                                                                             6,825,320                68,430
         Less accumulated depreciation                                        (347,577)              (11,118)
                                                                            ----------               -------
                                                                            $6,477,743               $57,312
                                                                            ==========               =======

        Accumulated amortization on capital leases at December 31, 1999 and 1998 is $44,376 and $4,313, respectively.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.      ACQUISITION TRANSACTION:

        On August 26, 1999, the Company acquired Fresh Products Network B.V. ("FPN"). The Company acquired the entire equity interest in the business for a purchase price of approximately $1,500,000 through the issuance of 100,000 shares of Company common stock, $336,000 in assumed liabilities, and contingent consideration of 100,000 shares of Company common stock. Delivery of contingent shares is dependent upon FPN achieving certain operational milestones by December 31, 2000. Management of the Company has determined that the contingent consideration will be recorded as an additional cost of the acquisition when satisfaction of the contingency is considered probable. The purchase method of accounting was followed in accounting for this transaction. The goodwill associated with the acquisition is being amortized on a straight-line basis over 5 years. Operations of FPN from September 1, 1999 through year-end 1999 are included in the accompanying consolidated statements of income.

        Unaudited pro forma net loss and loss per share (basic and diluted) are $(12,750,197) and $(0.83), respectively, and represent the combined results of operations of the Company and FPN, as if the acquisition had occurred at the beginning of July 1999 (FPN's formation date). The pro forma amounts do not necessarily reflect the results of operations as they would have been if the businesses had constituted a single entity during the period and is not necessarily indicative of results which may be obtained in the future.

6.      INTANGIBLE ASSETS:

        Intangible assets consist of goodwill and a covenant not to compete, totaling $1,648,971 as of December 31, 1999. In connection with the acquisition of FPN, consideration paid exceeded the estimated value of the assets acquired (including estimated liabilities assumed as part of the transaction) by approximately $1,218,000. As of December 31, 1999, no additional goodwill had been recorded relative to the contingent consideration discussed in Note 5 above. The amount of excess consideration paid over net asset value amortized was $81,177 in 1999.

        The Company issued a warrant to purchase 100,000 shares of common stock and a stock grant of 20,000 shares to a consultant of the Company in exchange for a covenant not to compete valued at $635,270 based on the intrinsic value of the common stock on the date of grant and the fair value of the warrants on the date of grant based on a Black Scholes option pricing model. The covenant not to compete is being amortized over the four-year term of the agreement. Amortization expense related to the covenant not to compete was $52,939 in 1999.

7.      NOTES PAYABLE:

        The Company has received loans from shareholders during the development stage period to finance activities. Shareholder loans carried no interest rate or repayment terms. All shareholder loans were repaid during 1998 through the issuance of stock or payment of cash.

        The Company received a loan for $50,000 from a company affiliated through common ownership during 1998 that was used to extinguish a shareholder loan. This debt was forgiven in 1998, and the gain on forgiveness of debt is included in other non-operating income in the accompanying consolidated statements of operations.

8.      LEASES:

        The Company has operating lease agreements primarily involving its office facilities. The Company has various equipment under capital lease agreements. Commitments for minimum rentals under non-cancelable leases at December 31, 1999 are as follows:

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.      LEASES (CONTINUED):


                                                                   OPERATING            CAPITAL
                                                                     LEASES              LEASES
                                                                  -----------          ---------
       2000                                                       $   308,392          $  91,939
       2001                                                           316,923             56,537
       2002                                                           309,958             29,775
       2003                                                            65,867             19,590
       2004                                                                 -              4,341
                                                                  -----------          ---------

       Total minimum payments                                     $ 1,001,140            202,182
                                                                  ===========
       Less amount representing interest                                                 (38,644)
                                                                                       ---------
       Present value of minimum lease payment                                            163,538
       Less current portion                                                              (71,611)
                                                                                       ---------

       Long-term capital lease obligation                                              $  91,927
                                                                                       =========

        Rent expense was $301,000, $46,000, $12,000 and $373,000 for the years ended December 31, 1999, 1998, 1997 and the period from March 30, 1994 (date of inception) through December 31, 1999, respectively.

9.      STOCK OPTION PLAN:

        The World Commerce Online, Inc. 1999 Stock Option Plan (the "Plan") was adopted by the Company's shareholders in October 1999. The Plan covers up to 3.0 million shares of common stock and permits the Company to grant to employees, directors, officers, and consultants of the Company and its subsidiaries: (i) incentive stock options ("ISOs") and (ii) nonqualified stock options ("NSOs"). The Plan is administered by the Compensation Committee of the Board of Directors, which also selects the individuals who receive grants under the plan. As of December 31, 1999, the grants that had been made under the Plan were NSOs and ISOs.

        The exercise price, term, and vesting schedule for options granted under the Plan are set by the Compensation Committee, subject to certain limitations. Under the Plan, the exercise price of an ISO may not be less than the fair market value of the shares of common stock at the date of grant (110% if the ISO is granted to a greater than 10% shareholder), and the term of an option may not exceed 10 years (5 years if an ISO is granted to a greater than 10% shareholder). Unless otherwise specified by the Compensation Committee, options become 25% vested after 12 months from the date of grant and thereafter vest pro rata in arrears over 48 months. Options generally terminate 3 months after the termination of the option holder's employment unless terminated for cause.

        For the year ended December 31, 1999, the Company recognized $1,587,926 of stock-based compensation expense related to options and expects to recognize $4,863,980 over the remaining vesting period of the options.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.      STOCK OPTION PLAN (CONTINUED):

        The following table summarizes the status of the Company's Stock Option
Plan:


                                                                                          Year Ended
                                                                                       December 31, 1999
                                                                                --------------------------------
                                                                                                Weighted Average
                                                                                 Shares          Exercise Price
                                                                                ---------       ----------------
        Outstanding options beginning of year.............................             --              --
        Granted:..........................................................      2,813,800           $  3.76
        Exercised:........................................................             --              --
        Forfeited:........................................................             --              --
        Outstanding at year end:..........................................      2,813,800           $  3.76
        Exercisable at year end:..........................................             --              --
        Weighted average fair value of options granted during the year....                          $  3.98

        The following table summarizes the status of the Plan for options outstanding at December 31, 1999:


                                          Total                  Weighted Average              Weighted Average
         Range of Exercise Prices      Outstanding      Remaining Contractual Life (Years)      Exercise Price
         ------------------------      -----------      ----------------------------------     ----------------
              $2.00                     1,911,676                      10                          $  2.00
              $5.38                       211,248                      10                          $  5.38
              $7.13 - $8.00               635,876                      10                          $  7.93
              $9.00 - $11.75               55,000                      10                          $ 10.25
                                        ---------

                  Total                 2,813,800                                                  $  3.76
                                        =========

        Included in the preceding table are 1,911,676 stock options with a weighted average exercise price of $2.00 and a weighted average remaining contractual life of 10 years. The exercise price of such stock options was less than the grant date fair value of the underlying common stock.

        Also included in the preceding table are 635,876 stock options with a weighted average exercise price of $8.00 and a weighted average remaining contractual life of 10 years. The exercise price of such options was greater than the grant date fair value of the underlying common stock.

        The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost for the Plan been accounted for based on the fair value at the grant date, consistent with provisions of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts below:


                                                                                                    Year Ended
        (in thousands except per share amounts)                                                 December 31, 1999
        ---------------------------------------------------------------------------------       -----------------
        Net loss-- as reported...........................................................         $(12,637,524)
        Net loss-- pro forma.............................................................         $(13,608,325)
        Net loss per share-- as reported.................................................         $      (0.83)
        Net loss per share-- pro forma...................................................         $      (0.89)

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.      STOCK OPTION PLAN (CONTINUED):

        The effects of applying SFAS No. 123 for the presentation of pro forma disclosures are not necessarily indicative of the effects on reported net income for future years.

        The fair value of options granted in 1999 were estimated using the Black-Scholes option pricing model as of the date of grant with the following assumptions: expected lives of 4 years; expected volatility of 80%; expected dividend yield of 0% and a risk-free interest rate of 6.53%.

10.     EQUITY TRANSACTIONS:

        The authorized capital stock of the Company consists of (i) 90,000,000 shares of voting common stock ("Common Stock") authorized for issuance with a par value of $0.001 and (ii) 10,000,000 shares of preferred stock with a par value of $0.001, of which 4,250,000 are designated as Series A redeemable convertible preferred stock ("Series A") and 5,110,000 shares are designated as Series B redeemable convertible preferred stock ("Series B").

        Common Stock

        The common shares authorized, issued and outstanding have been retroactively restated for the reverse acquisition discussed in Note 2. At December 31, 1999, 11,000,000 shares of the outstanding common shares are restricted.

        Warrants

        In January 1999, the Company issued to a director of the Company, a warrant representing the right to purchase 100,000 shares of common stock at an exercise price of $2 per share. The estimated fair value of the warrant based upon the intrinsic value method equalled $87,500 and is recorded as general and administrative expense. In addition, the Company issued to a company controlled by the director two warrants each representing the right to purchase 50,000 shares of our common stock at exercise prices of $12 and $10 per share, respectively. The warrants vested immediately upon issuance and expire on January 14, 2009. The estimated fair values of the warrants based on a Black Scholes option pricing model are $6,000 and $3,800, respectively. These amounts were recorded as general and administrative expense during the year ended December 31, 1999.

        In April 1999, the Company issued to a consultant of the Company, a warrant representing the right to purchase 250,000 shares of common stock at an exercise price of $12.38 per share. The warrant vested immediately. The estimated fair value of this warrant based on a Black Scholes option pricing model is $276,560 and was recorded as sales and marketing expense during the year ended December 31, 1999.

        In August 1999, the Company issued to a former owner of FPN, an employee of the Company as of the acquisition date, a warrant representing the right to purchase 100,000 shares of common stock at an exercise price of $11.50 per share. The warrant vests 25% a year over a four year period beginning January 1, 2000. The estimated fair market value of the warrant based upon the intrinsic value method did not result in the recognition of expense.

        In September 1999, the Company issued to an employee warrants to purchase a total of 100,000 shares of common stock, each warrant representing the right to acquire 50,000 shares at exercise prices of $2 and $8 per share. The warrants vest on January 1, 2000 and August 1, 2000, respectively, and expire on December 31, 2004 and July 29, 2005, respectively. The estimated fair value of the warrants based upon the intrinsic value method equalled $290,625 and is recorded in general and administrative expense.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.     EQUITY TRANSACTIONS (CONTINUED):

        In October 1999, the Company entered into an agreement with Charles Kremp III which requires Kremp to exclusively promote the Company's products to the Kremp Network, a cooperative of large retail florists throughout the United States. In connection with the promotional exclusivity with the Kremp Network, the Company issued to Kremp a warrant representing the right to purchase 250,000 shares of common stock at an exercise price of $8 per share and 20,000 shares of common stock. The warrant vests quarterly over a three year period beginning on October 1, 1999. The estimated fair value of the stock grant and warrant totalled $635,270 and was recorded as a covenant not to compete and is included in Intangible Assets (Note 6) in the accompanying consolidated balance sheet at December 31, 1999.

        Also in October 1999, the Company issued to its outside legal counsel two warrants each representing the right to purchase 30,000 shares and 1,000 shares of common stock at $8 per share. The warrants vested immediately and expire on October 17, 2009 and October 18, 2004, respectively. The estimated fair value of the warrants based on a Black Scholes option pricing model is $34,175 which was recorded as professional fees within general and administrative expenses during the year ended December 31, 1999.

        In December 1999, the Company issued to Dole Fresh Flowers, a division of Dole Food Company, a warrant representing the right to purchase 1,000,000 shares of common stock at $7.50 per share. The warrant vests over a two-year period beginning January 1, 2000 with 58,333 shares vesting monthly during the first year (700,000 total shares) and 25,000 vesting monthly during the second year (300,000 total shares). The estimated fair value of the warrant based on a Black Scholes option pricing model is $5,170,000 which will be amortized as sales and marketing expense over the vesting period. No expense was recorded during 1999 related to this warrant.

        No warrants have been exercised as of December 31, 1999.

11.     REDEEMABLE CONVERTIBLE PREFERRED STOCK:

        In March 1999, the Company sold 4,000,000 shares of Series A convertible preferred stock at $2.00 per share to investors for total proceeds of $7,978,211 (net of offering costs of $21,789) and an option to purchase an additional 250,000 shares exercisable at any time over the next 5 years.

        The holders of Series A are allowed to elect one member to the board of directors as a group and participate in the voting on all matters which are decided by a shareholder vote. The holders of Series A are not as a matter of right entitled to be paid or receive dividends or distributions. Series A is convertible at any time at the holder's option, at the then applicable conversion rate (1-1 at the date of issuance) adjusted for certain events including the issuance of common stock for consideration of less than the conversion price then in effect. Series A is redeemable for cash at the holder's option beginning April 1, 2001. Upon liquidation, holders of Series A preferred stock are entitled to receive, out of funds then generally available, $2.00 per share, plus any declared and unpaid dividends, thereon. In addition to and after payment in full of all other amounts payable to the holders of Series A, the holders of Series A will be entitled to share in remaining available funds on an as if converted basis with the holders of common stock. Because on the date of issuance of such shares, the estimated fair market value of the Company's common stock exceeded the conversion price, the Company has treated as a preferred stock dividend an amount of $8,000,000 related to these transactions.

        In December 1999, the Company sold 5,000,000 shares of Series B convertible preferred stock at $4.00 per share to investors for total proceeds of $17,254,772 (net of loan conversion of $2,366,000 and offering costs of $379,228) which included a receivable in the amount of $3,785,000 that was collected subsequent to December 31, 1999. In addition, the Company issued a warrant to purchase 110,000 shares of Series B convertible preferred stock at an exercise price of $4 per share which expires on October 31, 2004. The Company recognized $151,800 in interest expense related to the assigned value of this warrant during the year ended December 31, 1999.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.     REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED):

        The holders of Series B are allowed to elect one member to the board of directors as a group and participate in the voting on all matters which are decided by a shareholder vote. The holders of Series B are not as a matter of right entitled to be paid or receive dividends or distributions. Series B is convertible at any time at the holders option, at the then applicable conversion rate (1-1 at the date of issuance), adjusted for certain events including the issuance of common stock for consideration of less than the conversion price then in effect. Series B is redeemable for cash beginning April 1, 2001. Upon liquidation, holders of Series A and Series B preferred stock are entitled to receive, out of funds then generally available, $4.00 per share, plus any declared and unpaid dividends, thereon. In addition to and after payment in full of all other amounts payable to the holders of Series B, the holders of Series B will be entitled to share in remaining available funds on an as if converted basis with the holders of common stock. Because on the date of issuance of such shares, the estimated fair market value of the Company's common stock exceeded the conversion price, the Company has treated as a preferred stock dividend an amount of $20,000,000 related to these transactions.

12.     INCOME TAXES:

        The components of the Company's net deferred tax asset and the tax effects of the temporary differences giving rise to the Company's deferred tax asset are as follows as of December 31, 1999 and 1998:

                                                           December 31, 1999          December 31, 1998
                                                           -----------------          ------------------
          Noncurrent deferred tax assets:
            Net operating loss                               $ 3,263,250                  $ 113,607
            Deferred compensation                                911,306                    615,573
            Fixed assets                                         (28,313)                    (1,661)
            Accrued expenses                                     970,188                    209,843
                                                             -----------                  ---------

          Noncurrent deferred tax asset                        5,116,431                    937,362
          Valuation allowance                                 (5,116,431)                  (937,362)
                                                             -----------                  ---------
            Net deferred tax                                           -                          -

        Any tax benefits for the years ended December 31, 1999 and 1998 and the period March 30, 1994 (date of inception) through December 31, 1999 computed based on statutory federal and state rates are completely offset by valuation allowances established since realization of the deferred tax benefits are not considered more likely than not.

        As of December 31, 1999, the Company had a net operating loss of approximately $8,587,500 available to reduce future federal income taxes. This net operating loss carryforward will begin to expire in 2009 and is subject to limitation in any given year in the event of certain changes in ownership.

        The following table accounts for the difference between the actual tax provision and amounts obtained by applying the statutory U.S. federal income tax rate of 35% to the income before income taxes:

                                                              December 31, 1999          December 31, 1998
                                                              -----------------          -----------------
            Statutory provision                                  $(4,423,133)               $(1,256,606)
            State taxes net of federal benefit                      (379,126)                  (107,709)
            Nondeductible expenses                                   623,190                    853,582
                                                                 -----------                -----------
                                                                  (4,179,069)                  (510,733)
            Change in valuation allowance                          4,179,069                    510,733
                                                                 -----------                -----------
                                                                 $         -                $         -

13.     RELATED-PARTY TRANSACTIONS:

        In 1996, the Company entered into a five year exclusive agreement with Hortimarc B.V., a consulting business owned by the Company's Executive Vice President for Europe as of October 1999, for the development of marketing and sales initiatives in the European market. The contract provided for compensation to Hortimarc based upon time and materials billed. This agreement was terminated upon the execution of an employment agreement with the executive. However, the Company continues to utilize limited services of Hortimarc for which the Company incurs costs for time and materials. In 1999, the Company remitted $98,300 to Hortimarc under the aforementioned agreement and for activities conducted after the termination of such agreement.

WORLD COMMERCE ONLINE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.     RELATED-PARTY TRANSACTIONS (CONTINUED):

        In October 1999, the Company issued 25,000 shares of common stock to the Company's Chief Financial Officer in connection with the start of his employment with the Company.

        The Company has had various transactions with the Company's founder, a primary shareholder and a member of the board of directors. Amounts were paid to the Company's founder for consulting fees in the amount of $41,844 and $21,500 during 1998 and 1997, respectively. Additionally, the Company's founder received common shares in exchange for services valued at $56,250 (25,000 shares) in 1998 and $89,821 (290,500 shares)
        since the date of inception. In 1997, the Company's founder transferred 405,000 shares of common stock valued at $225,000 to individuals in payment of services provided to the Company. In 1998, the Company's founder transferred 124,750 shares of common stock valued at $62,375 to individuals in payment of services provided to the Company.

        The Company also had various transactions with a primary shareholder and member of the board of directors. Since the date of inception, 220,500 common shares have been issued to this shareholder in exchange for services valued at $17,500.

        As indicated in Note 1, the Company provided various Internet site development services to a company affiliated through common ownership. Amounts paid by the affiliate to the Company during 1998 and 1997 were $180,900 and $125,640, respectively.



14.     COMMITMENTS AND CONTINGENCIES:

        In December 1999, the Company entered into an agreement with a Company to integrate their Internet-based financial services product into Floraplex for the Americas market segment providing Internet-based sourcing of financial payment and credit services. The three year agreement is contingent upon the identification and selection of financial partners acceptable to the Company to facilitate the payment system for the grower to wholesaler transactions. Upon selection of financial partners acceptable to the Company and satisfaction of the implementation requirements, the Company is committed to specified transaction levels in each of the three years beginning with fiscal year 2000 at agreed-upon pricing levels. The minimum commitment relative to fees per payment transactions processed in an annual period is approximately $150,000 in 2000, $240,000 in 2001, and $650,000 in 2002.

        The Company makes trade commitments in the course of its normal operations and is subject to litigation incident to the conduct of its ongoing business. In the opinion of management, there are no unusual commitments or contingencies at December 31, 1999, that would materially affect the financial position or operating results of the Company.

15.     BUSINESS SEGMENT INFORMATION:

        As of and for the years presented, the Company has primarily operated in one business segment, providing business-to-business electronic commerce solutions to the fresh cut flower industry.

        In August 1999, the Company acquired a subsidiary in the Netherlands. As of December 31, 1999, and for the period from September 1, 1999 through December 31, 1999, the Company derived approximately $21,000 in revenues and held approximately $449,000 in assets in the Netherlands.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on the 14th day of February, 2000.

                                 WORLD COMMERCE ONLINE, INC.


                                 By: /s/ Robert H. Shaw
                                     -----------------------------------------
                                         Robert H. Shaw
                                         Chairman of the Board and
                                         Chief Executive Officer and President


                                 By: /s/ Mark E. Patten
                                     -----------------------------------------
                                         Mark E. Patten
                                         Executive Vice President and
                                         Chief Financial Officer (Principal
                                         Financial and Accounting Officer)

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER      DESCRIPTION OF EXHIBIT
--------     ------------------------------------------------------------------
  2.1        Agreement and Plan of Merger between World Commerce Online, a
             Nevada corporation and World Commerce Online, a Delaware
             corporation, dated September 30, 1999

  2.2        Acquisition Agreement dated as of September 10, 1998 between World
             Commerce Online, Inc., a Nevada corporation and Sunrise Express,
             Inc., a Nevada corporation

  3.1        Certificate of Incorporation of World Commerce Online

  3.2        Certificate of Amendment of Certificate of Incorporation amending
             Certificate of Designations of Series A Preferred Stock

  3.3        Bylaws

  3.4        Stock Purchase Agreement for Series A Preferred Stock, dated March
             30, 1999

  3.5        Stock Purchase Agreement for Series B Preferred Stock, dated
             November 11, 1999

  3.6        Certificate of Designations of Series B Preferred Stock

  3.7 Registration Rights Agreement for Series A and B Preferred Stock, dated November 11, 1999

  4.1        Form of Common Stock Certificate

  4.2 Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999

  4.3 Warrant Agreement in favor of Poole Carbone Capital Partners, dated January 15, 1999

  4.4        Warrant Agreement in favor of Michael W. Poole Trust, dated
             January 15, 1999

  4.5        Warrant Agreement in favor of Novelle Consulting, L.L.C., dated
             April 22, 1999

  4.6        Warrant Agreement in favor of Kenneth B. Cobb II, dated September
             20, 1999

  4.7        Warrant Agreement in favor of Kenneth B. Cobb II, dated September
             20, 1999

  4.8 Warrant Agreement in favor of Charles Kremp, III, dated as of October 1, 1999

  4.9        Warrant Agreement in favor of Interprise Technology Partners,
             L.P., dated October 15, 1999

  4.10       Warrant Agreement in favor of Tucker Byrd, dated October 18, 1999

  4.11       Warrant Agreement in favor of Liz Walsh, dated October 18, 1999

  4.12       Warrant Agreement in favor of Nils Van Beek, dated August 26,
             1999

  4.13       Warrant Agreement in favor of Dole Fresh Flowers, dated December
             10, 1999

  10.1       1999 Stock Option Plan

  10.2       Form of Executive Incentive Stock Option Agreement

  10.3       Form of Executive Non-Qualified Stock Option Agreement

  10.4       Form of Non-Executive Incentive Stock Option Agreement

  10.5       Form of Non-Executive Non-Qualified Stock Option Agreement

  10.6       Form of Indemnification Agreement for officers and directors
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


EXHIBIT
 NUMBER      DESCRIPTION OF EXHIBIT
--------     ------------------------------------------------------------------
  10.7       Corporate Headquarters Lease Agreement, dated February 15, 1999

  10.8       Consulting Agreement with AnswerThink, Inc., dated August 11,
             1999

  10.9       Stock Purchase Agreement by and among World Commerce Online, Fresh
             Products Network, Omniflora International Ltd., Jobo Holding B.V.
             and Nils Van Beek, dated August 26, 1999

  10.10      Consulting Agreement with Jobo Holding B.V., dated August 26,
             1999

  10.11      1st Amendment to Corporate Headquarter Lease Agreement, dated
             September 7, 1999

  10.12      Consulting Agreement with Charles Kremp, III, dated as of October
             1, 1999

  10.13      Demonstration License Agreement with AnswerThink, Inc., dated
             October 4, 1999

  10.14      Web Site Development Agreement with Snickleways Interactive, dated
             October 14, 1999

  10.15      Employment Agreement with Robert H. Shaw, dated as of October 18,
             1999

  10.16      Employment Agreement with Mark E. Patten, dated as of October 18,
             1999

  10.17      Employment Agreement with J. Keith Money, dated as of October 18,
             1999

  10.18      Employment Agreement with Henry R. Winogrond, dated as of October
             18, 1999

  10.19      Employment Agreement with John R. Daniel II, dated as of October
             18, 1999

  10.20      Employment Agreement with Eugenio M. Valdes, dated as of October
             18, 1999

  10.21      Employment Agreement with Jacobus N. Kras, dated as of October 18,
             1999

  10.22      Floraplex User Agreement with Dole Fresh Flowers, dated December
             10, 1999

  10.23      Master Outsourced Services Agreement with eCredit.com, Inc., dated
             December 30, 1999

  21.1       Subsidiaries

  27.1       Financial Data Schedule